Form 10-K405, Exhibit 13
period 1997-06-30
MIDWAY GAMES INC
filed 1997-09-26
CIK 1022080

                                                                      EXHIBIT 13

                              MIDWAY GAMES INC.
                        INDEX TO FINANCIAL INFORMATION



Selected Five-Year Financial Data                                      17

Management's Discussion                                                18

Market for the Company's Common Stock
 and Related Security-Holder Matters                                   22

Report of Independent Auditors                                         22

Balance Sheets                                                         23

Statements of Income                                                   24

Statements of Changes
 in Stockholders' Equity                                               25

Statements of Cash Flows                                               20

Notes to Financial Statements                                          27

Quarterly Financial Information                                        32

Midway Games Inc.

                      SELECTED FIVE-YEAR FINANCIAL DATA




(In thousands, except per share amounts)
----------------------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA   JUNE 30,              1997       1996(1)        1995     1994(1)      1993
----------------------------------------------------------------------------------------------------------------
REVENUES
  Home video                                            $ 219,912   $ 154,102     $ 60,839   $ 23,959   $  1,806
  Coin-operated video                                     168,314      91,321      119,640     97,923     83,825
----------------------------------------------------------------------------------------------------------------
Total revenues                                            388,226     245,423      180,479    121,882     85,631
----------------------------------------------------------------------------------------------------------------
Gross profit                                              166,819     105,367       78,727     59,203     33,878
----------------------------------------------------------------------------------------------------------------
Operating income                                           60,533      40,494       47,136     45,237     25,754
----------------------------------------------------------------------------------------------------------------
Income before tax provision and extraordinary credit       62,663      40,765       46,993     45,458     25,754
Provision for income taxes                                (23,812)    (15,536)     (17,854)   (17,435)    (9,915)
----------------------------------------------------------------------------------------------------------------
Income before extraordinary credit                         38,851      25,229       29,139     28,023     15,839
Extraordinary gain on early extinguishment of debt, net     3,044           -            -          -          -
----------------------------------------------------------------------------------------------------------------
Net income                                               $ 41,895   $  25,229     $ 29,139   $ 28,023   $ 15,839
================================================================================================================

Income per share of common stock
  Income before extraordinary credit                     $   1.06   $    0.76     $   0.87   $   0.84   $   0.47
================================================================================================================
  Net income                                             $   1.14   $    0.76     $   0.87   $   0.84   $   0.47
================================================================================================================
Average number of shares outstanding (2)                   36,800      33,400       33,400     33,400     33,400
================================================================================================================

SELECTED BALANCE SHEET DATA
Total assets                                             $214,318   $ 118,262     $ 81,106   $ 50,993   $ 21,010
----------------------------------------------------------------------------------------------------------------
Working capital (3)                                        86,310     (11,618)(3)   27,327     24,407     15,140
----------------------------------------------------------------------------------------------------------------
Dividend notes payable                                          -      50,000            -          -          -
----------------------------------------------------------------------------------------------------------------
Long-term debt                                                  -       7,863            -          -          -
----------------------------------------------------------------------------------------------------------------
Stockholder's net investment                                    -       5,488       49,752     37,677     15,580
----------------------------------------------------------------------------------------------------------------
Stockholders' equity                                      140,768           -            -          -          -
================================================================================================================

(1) Includes the results of Midway Home Entertainment Inc., subsequent to its purchase of Tradewest on April 29, 1994 and the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation on March 29, 1996. See Note 5 to the financial statements.

(2)  Reflects retroactively the 33,400 for 1 stock split effectuated
     October,1996.

(3) Prior to the Company's initial public offering substantially all of the excess cash generated by the Company's operations was regularly remitted to WMS Industries Inc. pursuant to WMS Industries Inc. centralized cash management system.

(4) The financial statements of Midway Games Inc. for the years through June 30, 1996 are the combined operations of Midway Games Inc. reflecting the transfer of certain businesses to and from WMS Industries Inc. as of July 1, 1996. See Note 3 to the financial statements.

Midway Games Inc.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The discussion set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the discussions contained under "Item 1. Business--The Company," "--Business" and "--Factors Affecting Future Performance" in the Company's Annual Report on Form 10-K contain certain forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements.

OVERVIEW

Since its incorporation in 1988 through the date of the initial public offering, Midway Games Inc. ("Midway") was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). Immediately prior to the initial public offering, Midway effectuated a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding.

     On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock at $20.00 per share. This transaction reduced WMS' ownership in Midway to 86.8%. Net proceeds to Midway from the initial public offering were $93,385,000. The dividend notes payable to WMS of $50,000,000 and all advances from WMS then outstanding were paid with part of the proceeds of the offering.

     On August 11, 1997, WMS announced its intention to distribute pro rata to the stockholders of WMS its remaining ownership interest of 33,400,000 shares of Midway by means of a tax free spin-off. The distribution is conditioned upon several requirements, including the receipt of a ruling from the Internal Revenue Service ("IRS") that the transaction will be tax free to WMS and its stockholders. WMS management anticipates that the spin-off will be completed during fiscal 1998.

     The Company and WMS have a Manufacturing and Services Agreement ("Agreement") under which WMS provides contract manufacturing of coin-operated video games and several other services to the Company. See Notes 3 and 4 to the financial statements. Under the Agreement the products or services are provided at identified or allocated cost. In order to obtain a tax free ruling one of the requirements of the IRS is that all transactions after the distribution must be on an arm's length basis. The Company and WMS will have to enter into a new agreement to provide for this method of transfer pricing. The Company may discontinue its use of certain WMS services. Arm's length pricing may result in an increase in cost of sales and certain expenses incurred by the Company. The ability of the Company to recover the increased costs from increasing its sales prices or through other cost reduction activities cannot be determined at this time.

FINANCIAL CONDITION

The Company received net proceeds of $93,385,000 (after deducting the costs of issuing the stock) from the initial public offering of 5,100,000 shares of common stock.

     Prior to the initial public offering, the Company, except for its Atari Games subsidiary, participated in the WMS central cash management system, pursuant to which all cash receipts were transferred to WMS and all cash disbursements were made by WMS. Seasonal cash needs were provided by WMS. Shortly after the initial public offering the Company established its own cash management system and no longer relies on WMS for its seasonal cash needs.

     During fiscal 1997 and 1996, cash provided by operating activities less cash used for investing activities was $16,248,000 and $28,692,000, respectively, of which, $19,493,000 was retained by WMS in fiscal 1996. The $9,199,000 of cash at June 30, 1996 is cash at Atari Games. During fiscal 1997 cash provided by financing activities was $26,415,000.

     Cash provided by operating activities before changes in operating assets and liabilities, was $51,956,000 in fiscal 1997 and $29,117,000 in fiscal 1996. The increase was primarily the result of the increase in net income, depreciation and amortization and the receivables provision, offset, in part, by the non-cash extraordinary gain on early extinguishment of debt which was included in net income.

Midway Games Inc.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

     The changes in the operating assets and liabilities, as shown in the statements of cash flows, resulted in a cash outflow of $13,809,000 in fiscal 1997, which outflow was primarily due to an increased receivables balance at June 30, 1997, compared with $6,162,000 of cash inflow in fiscal 1996, primarily due to a reduced receivables balance at June 30, 1996. The increase in accounts receivable at June 30, 1997 from the balance at June 30, 1996 resulted primarily from increased sales in the fourth quarter of fiscal 1997 as compared to the fourth quarter of fiscal 1996.

     Cash used by investing activities was $21,899,000 in fiscal 1997 and $6,587,000 in fiscal 1996. Cash used for the purchase of property and equipment increased to $4,699,000 in fiscal 1997 from $3,107,000 in fiscal 1996. Cash used for the additional purchase price of Tradewest was $7,200,000 and $11,476,000 in fiscal 1997 and fiscal 1996, respectively. On the date of acquisition Atari Games had cash in excess of the amount used for its acquisition resulting in a $7,996,000 increase in cash during fiscal 1996.

     Cash provided by financing activities was $26,415,000 in fiscal 1997. Net proceeds received from the initial public offering of $93,385,000 were in part used to pay the dividend notes due to WMS in the amount of $50,000,000. The balance of the proceeds is being used for working capital. The Company used cash of $16,970,000 to prepay the promissory notes from the purchase of Atari Games.

     See the Statements of Cash Flows on page 26 for further details of cash flow items.

     The home video business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, certain platform manufacturers that manufacture home video games for the Company require letters of credit for the full purchase price at the time a purchase order is accepted.

     The Company has established a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The revolving credit agreement is for a one-year term and contains usual bank line of credit terms. There were no borrowings under the credit line at June 30, 1997 and $125,000 of letters of credit were outstanding. Management believes that cash and cash equivalents, short-term investments, cash flow from operations and amounts available under the line of credit will be adequate to fund the anticipated levels of inventories and accounts receivable required in the operation of the business and the Company's other presently anticipated needs, as well as pay the amount due under the Tradewest acquisition agreement.

RESULTS OF OPERATIONS

The following table sets forth for the years indicated certain items in or derived from the Company's statements of income expressed as a percentage of revenues:


--------------------------------------------------------
June 30,                           1997    1996    1995
--------------------------------------------------------
Revenues
  Home video                       56.6%   62.8%   33.7%
  Coin-operated video              43.4%   37.2%   66.3%
--------------------------------------------------------
     Total revenues               100.0%  100.0%  100.0%
Cost of sales                      57.0%   57.1%   56.4%
--------------------------------------------------------
Gross profit                       43.0%   42.9%   43.6%
Research and development
  expense                          14.4%   13.2%    8.1%
Selling expense                     7.9%    9.3%    5.4%
Administrative expense              5.1%    3.9%    4.0%
--------------------------------------------------------
Operating income                   15.6%   16.5%   26.1%
Interest income (expense), net      0.5%    0.1%   (0.1)%
--------------------------------------------------------
Income before tax provision
  and extraordinary credit         16.1%   16.6%   26.0%
Provision for income taxes          6.1%    6.3%    9.9%
--------------------------------------------------------
Income before extraordinary
  credit                           10.0%   10.3%   16.1%
Extraordinary gain on early
  extinguishment of debt, net       0.8%    0.0%    0.0%
--------------------------------------------------------
Net income                         10.8%   10.3%   16.1%
========================================================


FISCAL 1997 COMPARED WITH FISCAL 1996

Revenues increased $142,803,000 or 58.2% from $245,423,000 in fiscal 1996 to $388,226,000 in fiscal 1997. Home video game revenues increased $65,810,000 or 42.7% from $154,102,000 in fiscal 1996 to $219,912,000 in fiscal 1997. Home video game revenues increased as a result of an increased number of units shipped primarily due to an increase in the number of titles sold and an expanded consumer base due to the growth in the installed base of 32-bit and 64-bit next generation platforms. In fiscal 1997, 60% of the

Midway Games Inc.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued


Company's home video game unit sales were for the next generation platforms and during the last six months of the 1997 fiscal year, home video game sales for next generation platforms were 87% of the Company's total home video game unit sales. Coin-operated video game revenues increased by 84.3% from $91,321,000 in fiscal 1996 to $168,314,000 in fiscal 1997. Coin-operated video game revenues increased due to an increased number of "hit" games sold during fiscal 1997 as well as the inclusion of revenues from coin-operated video game sales of the Company's subsidiary Atari Games acquired in March 1996.

     Gross profit increased $61,452,000 or 58.3% from $105,367,000 (42.9% of revenues) in fiscal 1996 to $166,819,000 (43.0% of revenues) in fiscal 1997. The increase in gross profit was primarily from increased revenues.

     Research and development expenses increased $23,446,000 or 72.2% from $32,495,000 (13.2% of revenues) in fiscal 1996 to $55,941,000 (14.4% of revenues) in fiscal 1997. The increase is primarily due to including the product development expenses from the Company's subsidiary Atari Games acquired in March 1996 and due to an increase in the number of game development teams.

     Selling expense increased $7,628,000 or 33.4% from $22,815,000 (9.3% of revenues) in fiscal 1996 to $30,443,000 (7.9% of revenues) in fiscal 1997. The increase was primarily due to increased sales commissions and advertising and promotion costs for the increased home video game sales.

     Administrative expense increased $10,339,000 or 108.1% from $9,563,000 (3.9% of revenues) in fiscal 1996 to $19,902,000 (5.1% of revenues) in fiscal 1997. The increase in administrative expense is primarily due to increased goodwill amortization and depreciation, public company expenses, a new computer system and computer systems upgrades and the administrative expense of Atari Games acquired in March 1996.

     Operating income increased $20,039,000 or 49.5% from $40,494,000 (16.5% of revenues) in fiscal 1996 to $60,533,000 (15.6% of revenues) in fiscal 1997. Operating income includes $7,135,000 in fiscal 1996 from licensing revenues. Excluding the effects of licensing revenues and, notwithstanding the $23,446,000 increase in research and development expense, operating income increased $27,174,000 or 81.5% from fiscal 1996 to fiscal 1997 primarily due to the increase in revenues from fiscal 1996 to fiscal 1997.

     The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 38% in fiscal 1997 and 38.1% in fiscal 1996.

     Net income increased $16,666,000 or 66.1% from $25,229,000, $.76 per share, in fiscal 1996 to $41,895,000, $1.14 per share, in fiscal 1997. Fiscal 1997 net income includes $3,044,000, $.08 per share, from an extraordinary gain on early extinguishment of debt while fiscal 1996 net income includes $4,318,000, $.13 per share, relating to licensing revenues. Excluding the effects of the extraordinary gain in fiscal 1997 and licensing revenues in fiscal 1996, earnings increased $17,940,000 or 85.8% from $20,911,000 in fiscal 1996 to $38,851,000 in fiscal 1997 and per share earnings increased 68.3% from $.63 per share to $1.06 per share. The number of shares used in calculating per share earnings increased by 10% to 36,800,000 in fiscal 1997 from 33,400,000 in fiscal 1996 because of 5,100,000 shares of common stock sold in the October 29, 1996 initial public offering. The increase in income before extraordinary credit was primarily the result of the increase in sales of both coin-operated and home video games, after absorbing the increases in research and development, selling and administrative expenses.

FISCAL 1996 COMPARED WITH FISCAL 1995

Revenues increased $64,944,000 or 36.0% from $180,479,000 in fiscal 1995 to $245,423,000 in fiscal 1996. Home video game revenues include licensing revenues of $10,000,000 in fiscal 1996 and $27,000,000 in fiscal 1995 from licensing the distribution of home video games for use on personal computers, licensing certain foreign distribution of home video games and certain other licensing revenues. Excluding licensing revenues, home video game revenues increased $110,263,000 or 326% from $33,839,000 in fiscal 1995 to $144,102,000 in fiscal 1996. The increase in home video game revenues was due to the fact that the Company only began to publish home video games based on its coin-operated

Midway Games Inc.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

video games in fiscal 1996. Fiscal 1995 home video game revenues principally included revenue from those games that were in process of development by Tradewest at the time it was acquired by the Company in April 1994. Coin-operated video game revenues decreased by 23.7% from $119,640,000 in fiscal 1995 to $91,321,000 in fiscal 1996. The decrease in coin-operated video game revenues was primarily due to delays in the development of certain video games in fiscal 1996 and higher unit sales of certain coin-operated video games introduced in fiscal 1995 in comparison to unit sales in fiscal 1996.

     Gross profit increased $26,640,000 or 33.8% from $78,727,000 (43.6% of revenues) in fiscal 1995 to $105,367,000 (42.9% of revenues) in fiscal 1996. Excluding the effects of licensing revenues, gross profit increased $43,131,000 or 79.1% from $54,538,000 (35.6% of related revenues) in fiscal 1995 to $97,669,000 (41.5% of related revenues) in fiscal 1996. This increase in gross profit margin was primarily due to a shift in the Company's product mix to home video games.

     Research and development expense increased $17,834,000 or 122% from $14,661,000 (8.1% of revenues) in fiscal 1995 to $32,495,000 (13.2% of revenues) in fiscal 1996. The increase is primarily due to an increased number of games under development, including those of Atari Games in the three months ended June 30, 1996 and in part due to royalties paid to game designers as part of their compensation.

     Selling expense increased $13,123,000 or 135% from $9,692,000 in fiscal 1995 to $22,815,000 in fiscal 1996 primarily due to the shift in the Company's revenues from coin-operated video games to home video games.

     Administrative expense increased $2,325,000 or 32.1% from $7,238,000 (4.0% of revenues) in fiscal 1995 to $9,563,000 (3.9% of revenues) in fiscal 1996. The increase was primarily due to increased incentive based compensation in the home video game business resulting from increased sales of those games.

     Operating income decreased $6,642,000 or 14.1% from $47,136,000 (26.1% of revenues) in fiscal 1995 to $40,494,000 (16.5% of revenues) in fiscal 1996. Operating income includes $7,135,000 in fiscal 1996 and $23,239,000 in fiscal 1995 from licensing revenues. Excluding the effects of licensing revenues and, notwithstanding the $17,834,000 increase in research and development expense, operating income increased $9,462,000 or 39.6% from fiscal 1995 to fiscal 1996, primarily due to the increased sales of home video games.

     The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 38.1% in fiscal 1996 and 38% in fiscal 1995.

     Net income decreased $3,910,000 or 13.4% from $29,139,000, $.87 per share, in fiscal 1995 to $25,229,000, $.76 per share, in fiscal 1996. Net income includes $4,318,000 in fiscal 1996 and $14,562,000 in fiscal 1995 relating to licensing revenues. Excluding the effects of licensing revenues, net income increased $6,334,000 or 43.5% from $14,577,000, $.44 per share, in fiscal 1995 to $20,911,000, $.63 per share, in fiscal 1996. This increase in net income was primarily the result of the sizable increase in the sale of home video games based on the coin-operated version. The Company achieved this result notwithstanding the increase in research and development expense.

IMPACT OF INFLATION

During the past three years, the level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's products in the market place.

SEASONALITY

The home video game business is highly seasonal and historically has resulted in higher revenues and net income in the first and second quarters of the June 30 fiscal year due to customer purchases preceding the year-end retail holiday selling season. The coin-operated video game business has not historically been seasonal but quarterly revenues and net income usually increase when a coin-operated video game that achieves significant player appeal is introduced.

                           MARKET FOR THE COMPANY'S
                           COMMON STOCK AND RELATED
                           SECURITY-HOLDER MATTERS


Midway Games Inc. common stock, par value $.01 per share, began trading on the New York Stock Exchange on October 29, 1996 under the symbol MWY. The following table sets forth for the periods indicated the high and low sale prices per share as reported on the New York Stock Exchange.

-----------------------------------------------
Calendar Period                  High     Low
-----------------------------------------------
1996
Fourth Quarter
 (beginning Oct. 29, 1996)     $25 1/2  $18 3/8
-----------------------------------------------
1997
First Quarter                  $21      $15

Second Quarter                  23 1/2   15 1/8

Third Quarter
 (through Sept. 18, 1997)       24 5/8   18 3/8



     The Company paid $50,000,000 of dividend notes due to its parent, WMS Industries Inc., from part of the proceeds of the October 1996 initial public offering. The dividend notes had been previously declared on June 30, 1996. No other cash dividends with respect to the common stock were declared or paid during fiscal 1997. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.

     At September 18, 1997, there were approximately 650 holders of record of the Company's common stock.

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Midway Games Inc.

We have audited the accompanying balance sheets of Midway Games Inc. and subsidiaries as of June 30, 1997 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midway Games Inc. and subsidiaries at June 30, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


                                           /s/ Ernst & Young LLP



Chicago, Illinois
August 19, 1997

Midway Games Inc.

                                BALANCE SHEETS

(In thousands)
--------------------------------------------------------------------------------------------------
June 30,                                                                           1997      1996
                                                                           Consolidated  Combined
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                      $ 51,862  $  9,199
Short-term investments                                                           10,000         -
--------------------------------------------------------------------------------------------------
                                                                                 61,862     9,199
Receivables, less allowances of $4,940 in 1997 and $995 in 1996                  54,477    48,951
Inventories
  Raw materials and work in progress                                             14,433    16,835
  Finished goods                                                                 13,525     8,187
--------------------------------------------------------------------------------------------------
                                                                                 27,958    25,022
Deferred income taxes                                                             5,779         -
Other current assets                                                              4,329     5,407
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                            154,405    88,579

Property and equipment, net                                                       9,498     5,927
Excess of purchase cost over amount assigned to net assets acquired, net         49,150    22,765
Other assets                                                                      1,265       991
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   $214,318  $118,262
==================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                               $ 18,889  $ 17,686
Payable to WMS Industries Inc.                                                    2,029         -
Accrued compensation and related benefits                                        11,331     4,849
Income taxes payable                                                              3,866         -
Deferred income taxes                                                                 -     1,400
Accrued payment on 1994 purchase of Tradewest                                    14,400         -
Accrued payment on 1996 purchase of Atari Games Corporation                           -     3,286
Dividend notes payable to WMS Industries Inc.                                         -    50,000
Accrued royalties                                                                 6,728     6,088
Other accrued liabilities                                                        10,852    16,888
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                        68,095   100,197

Long-term debt                                                                        -     7,863
Deferred income taxes                                                             3,037     2,794
Other noncurrent liabilities                                                      2,418     1,920

Stockholders' equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued             -         -
Common stock, $.01 par value, 100,000,000 shares authorized,
  38,500,000 shares issued and outstanding                                          385         -
Additional paid-in capital                                                       98,488         -
Retained earnings                                                                41,895         -
Stockholder's net investment                                                          -     5,488
--------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                      140,768     5,488
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $214,318  $118,262
==================================================================================================


See notes to financial statements.

Midway Games Inc.

                             STATEMENTS OF INCOME

(In thousands, except per share amounts)
------------------------------------------------------------------------------------------------
Years Ended June 30,                                             1997         1996         1995
                                                         Consolidated     Combined     Combined
------------------------------------------------------------------------------------------------
REVENUES
  Home video                                                 $219,912     $154,102     $ 60,839
  Coin-operated video                                         168,314       91,321      119,640
------------------------------------------------------------------------------------------------
Total revenues                                                388,226      245,423      180,479

Cost of sales                                                 221,407      140,056      101,752
------------------------------------------------------------------------------------------------
Gross profit                                                  166,819      105,367       78,727

Research and development expense                               55,941       32,495       14,661
Selling expense                                                30,443       22,815        9,692
Administrative expense                                         19,902        9,563        7,238
------------------------------------------------------------------------------------------------
Operating income                                               60,533       40,494       47,136

Interest and other income                                       4,504        1,079           52
Interest expense                                               (2,374)        (808)        (195)
------------------------------------------------------------------------------------------------
Income before tax provision and extraordinary credit           62,663       40,765       46,993

Provision for income taxes                                    (23,812)     (15,536)     (17,854)
------------------------------------------------------------------------------------------------
Income before extraordinary credit                             38,851       25,229       29,139
Extraordinary gain on early extinguishment
 of debt, net of taxes of $2,001                                3,044            -            -
------------------------------------------------------------------------------------------------
Net income                                                   $ 41,895     $ 25,229     $ 29,139
================================================================================================

Income per share of common stock
  Income before extraordinary credit                         $   1.06     $    .76     $    .87
  Extraordinary gain on early extinguishment of debt, net         .08            -            -
------------------------------------------------------------------------------------------------
Net income                                                   $   1.14     $    .76     $    .87
================================================================================================

Average number of shares outstanding                           36,800       33,400       33,400
================================================================================================

See notes to financial statements.

Midway Games Inc.

                      STATEMENTS OF STOCKHOLDERS' EQUITY



(In thousands)

--------------------------------------------------------------------------------------------------------------------
                                                  Common Stock
                                           ----------------------   Additional             Stockholder's     Total
                                             Number                 Paid-in   Retained        Net       Stockholders'
                                           of Shares    Par Value   Capital   Earnings     Investment      Equity
--------------------------------------------------------------------------------------------------------------------
COMBINED BALANCE AT JUNE 30, 1994                  -       $  -     $     -   $     -       $ 37,677      $  37,677
Net income                                                                                    29,139         29,139
Net transactions with WMS Industries Inc.                                                    (17,064)       (17,064)
--------------------------------------------------------------------------------------------------------------------
COMBINED BALANCE AT JUNE 30, 1995                  -          -           -         -         49,752         49,752
Net income                                                                                    25,229         25,229
Dividends declared                                                                           (50,000)       (50,000)
Net transactions with WMS Industries Inc.                                                    (19,493)       (19,493)
--------------------------------------------------------------------------------------------------------------------
COMBINED BALANCE AT JUNE 30, 1996                  -          -           -         -          5,488          5,488
Formation transactions                        33,400        334       5,154                   (5,488)             -
Net proceeds from initial public offering      5,100         51      93,334                                  93,385
Net income                                                                     41,895                        41,895
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE AT JUNE 30, 1997         38,500       $385     $98,488   $41,895       $      -      $ 140,768
====================================================================================================================

See notes to financial statements.

Midway Games Inc.

                           STATEMENTS OF CASH FLOWS


(In thousands)

----------------------------------------------------------------------------------------------------------------------
Years Ended June 30,                                                                         1997      1996      1995
                                                                                     Consolidated  Combined  Combined
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                $41,895   $25,229   $29,139

Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                             6,297     3,208     1,808
  Receivables provision                                                                    14,586     3,358     3,218
  Deferred income taxes                                                                    (5,777)   (2,678)    4,986
  Extraordinary gain on early extinguishment of debt                                       (5,045)        -         -
  Increase (decrease) resulting from changes in
   operating assets and liabilities:
    Receivables                                                                           (20,112)    8,089   (20,939)
    Inventories                                                                            (2,936)   (1,072)   (4,660)
    Other current assets                                                                    1,078    (1,253)   (1,625)
    Accounts payable and accruals                                                           2,289      (479)   13,052
    Current taxes payable                                                                   3,354         -         -
    Other assets and liabilities not reflected elsewhere                                    2,518       877   (1,032)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  38,147    35,279    23,947

INVESTING ACTIVITIES
Purchase of property and equipment                                                         (4,699)   (3,107)   (3,859)
Payment for Tradewest acquisition                                                          (7,200)  (11,476)   (3,024)
Cash acquired in acquisition of Atari Games
 Corporation, net of cash used                                                                  -     7,996         -
Net change in short-term investments                                                      (10,000)        -         -
----------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                     (21,899)   (6,587)   (6,883)

FINANCING ACTIVITIES
Net proceeds from initial public offering                                                  93,385         -         -
Dividend notes paid to WMS Industries Inc.                                                (50,000)        -         -
Payment of notes payable from the purchase of Atari Games Corporation                     (16,970)        -         -
----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                  26,415         -         -

Net transactions with WMS Industries Inc.                                                       -   (19,493)  (17,064)
----------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                                      42,663     9,199         -
Cash and cash equivalents at beginning of year                                              9,199         -         -
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $51,862    $9,199   $     -
======================================================================================================================


See notes to financial statements.

Midway Games Inc.


                        NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS

Midway Games Inc. ("Midway") and its subsidiaries (the "Company") operates in one business segment, the design and distribution of coin-operated video games and publishing, licensing and distribution of home video games (the "Video Game Business"). Coin-operated video games are sold to distributors worldwide who sell them to operators and arcades. Home video games are sold to mass merchants, video rental retailers, and entertainment software distributors in North America. The Company exploits the other worldwide markets through licensing and distribution agreements with third parties. Consumers buy or rent the home video games to use on game systems (Nintendo, Sony and Sega) and on personal computers.

NOTE 2: INITIAL PUBLIC OFFERING AND PLANNED DISTRIBUTION

Since its incorporation in 1988 through the date of the initial public offering, Midway was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). Immediately prior to the initial public offering, Midway effectuated a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding.

     On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock at $20.00 per share. This transaction reduced WMS' ownership in Midway to 86.8%. Net proceeds to Midway from the initial public offering were $93,385,000. The dividend notes payable to WMS of $50,000,000 and all advances from WMS then outstanding were paid with part of the proceeds of the offering.

     On August 11, 1997, WMS announced its intention to distribute pro rata to the stockholders of WMS its remaining ownership interest of 33,400,000 shares of Midway by means of a tax free spin-off. The distribution is conditioned upon several requirements, including the receipt of a ruling from the Internal Revenue Service that the transaction will be tax free to WMS and its stockholders. WMS management anticipates that the spin-off will be completed during fiscal 1998.

NOTE 3: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND RELATIONSHIP WITH WMS INDUSTRIES INC.
Since its incorporation in 1988 through July 1, 1996 the Company was the primary subsidiary in which WMS conducted the coin-operated video games business. Subsequent to July 1, 1996, Midway has been the only WMS subsidiary in the coin-operated video games business.

     On July 1, 1996 (the "Transfer Date") WMS transferred out of Midway all of the operating assets and liabilities relating to the "Bally(R)" pinball business previously conducted by Midway. On the Transfer Date WMS transferred the coin-operated video game operating assets and liabilities not previously part of Midway from other WMS subsidiaries to Midway. Also on the Transfer Date, WMS transferred 100% of the stock of Midway Home Entertainment Inc. (formerly Williams Entertainment Inc.) and Midway Interactive Inc. (formerly Williams Interactive Inc.) to Midway. The aforementioned transfers resulted in WMS concentrating its "Video Game Business" into Midway and its wholly-owned subsidiaries. WMS's net investment has been reflected as Stockholder's Net Investment in the combined financial statements through June 30, 1996. The aforementioned transfers have been reflected in the financial statements for June 30, 1996 and prior periods, and the revenues and expenses of the Bally pinball business have been excluded from these financial statements.

     The combined financial statements at June 30, 1996 and for periods ending June 30, 1996 or prior reflect the historical combined financial position and results of operations of the Video Game Business as if the Company operated the Video Game Business under the structure implemented on the Transfer Date. The results of the Video Game Business include the results of Midway Home Entertainment Inc. and the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation ("Atari Games") on March 29, 1996. The Company believes that this is the most meaningful presentation in that it presents on an historical basis the results of operations and financial condition of all of the components of the Video Game Business that the Company owns after giving effect to the structure implemented on the Transfer Date. The financial statements subsequent to July 1, 1996 are presented on a consolidated basis.

     The financial statements include transfers and allocations of costs and expenses from WMS or other WMS subsidiaries primarily for activities relating to the Midway coin-operated video games business. Cost of sales includes material, labor and labor fringes transferred from the other WMS subsidiaries at cost based on the standard cost of material adjusted to estimated actual using engineered bills of material and actual labor

Midway Games Inc.

                   NOTES TO FINANCIAL STATEMENTS continued

with standard labor fringes applied. Cost of sales also includes allocations of manufacturing overhead cost incurred in the production of coin-operated video games for the Company. Research and development expense includes allocations for certain shared facilities and personnel. Selling and administrative expenses include certain allocations relating to general management, treasury, accounting, human resources, insurance and selling and marketing. These allocations were determined by using various factors such as dollar amount of sales, number of personnel, square feet of building space, estimates of time spent to provide services and other appropriate costing measures. In the opinion of management these transfers of cost of sales and allocations are made on a reasonable basis to properly reflect the share of costs incurred by WMS on behalf of the Company.

     The financial statements may not necessarily be representative of results that would have been attained if the Company operated as a separate independent entity.

CASH EQUIVALENTS
All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

INVENTORIES
Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.

EXCESS OF PURCHASE COST OVER AMOUNT ASSIGNED TO NET ASSETS ACQUIRED (GOODWILL) Goodwill of $49,150,000 and $22,765,000 at June 30, 1997 and 1996,
respectively, (net of accumulated amortization of $4,850,000 and $2,035,000 at June 30, 1997 and 1996, respectively) arising from the acquisitions of Tradewest in April 1994 and Atari Games in March 1996 is being amortized by the straight-line method over 15 to 20 years.

INTELLECTUAL PROPERTIES LICENSES
Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenues primarily from home video game activities, for fiscal 1997, 1996 and 1995 was $6,537,000, $18,985,000 and $37,555,000, respectively.

HOME VIDEO GAME REVENUES
Home video game revenues are recorded when products are shipped to customers. An allowance for returns and discounts is also recorded based upon management's evaluation of historical experience as well as current industry trends.

ADVERTISING EXPENSE
The cost of advertising is charged to earnings as incurred and for fiscal 1997, 1996 and 1995 was $16,524,000, $13,338,000 and $5,695,000, respectively.

EXPORT SALES AND SALES TO A MAJOR CUSTOMER
Export sales primarily to Western Europe were $70,367,000, $34,945,000 and $40,940,000 for fiscal 1997, 1996 and 1995, respectively. Sales of home video games to one mass merchant during fiscal 1997 and 1996 were $40,675,000 and $30,898,000, respectively.

RECENT ACCOUNTING PRONOUNCEMENT
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," to replace Accounting Principals Board ("APB") Opinion No. 15, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings issued after December 15, 1997, for all public companies with complex capital structures. SFAS No. 128 also requires restatement of all prior period statements of earnings using the dual presentation of basic and diluted EPS. Basic EPS is computed by dividing income by the weighted average number of shares outstanding for the period. Diluted EPS reflects, on a pro forma basis, earnings per share for the period available to common shareholders assuming the exercise or conversion of all securities which are exercisable or convertible into common stock and which would either dilute or not affect basic EPS. The Company does not anticipate the effect of the provisions of this new standard on earnings per share to be material.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Midway Games Inc.


NOTE 4: TRANSACTIONS WITH WMS

The Company, except for Atari Games, for the years included in the financial statements participated in the WMS central cash management system, pursuant to which all cash receipts were transferred to WMS and all cash disbursements were made by WMS. Seasonal cash needs were provided by WMS. After the completion of the initial public offering the treasury activities of the Video Game Business are being conducted by the Company.

     During the four months ended October 31, 1996 and the fiscal years ended June 30, 1996 and 1995 one subsidiary that has seasonal cash needs was charged interest at prime and was paid interest at short-term treasury bill rates on the balance of the intercompany amount with WMS. Due to the seasonal cash flows of this subsidiary, the intercompany account with WMS alternated between intercompany accounts payable and receivable. The maximum intercompany amount due to WMS during this period was $25,700,000. Interest income accrued from WMS and interest expense accrued to WMS was as follows:

-------------------------------------------------
(in thousands)                1997  1996    1995
-------------------------------------------------
Interest income               $  0  $771    $ 45
Interest expense               217   442     195



     Interest expense for fiscal 1997 also included $1,036,000 on the $50,000,000 dividend notes accrued at 6% through October 31, 1996.

     The Company has been charged for the specific production costs, excluding manufacturing overhead, of the coin-operated video games produced by a subsidiary of WMS that totaled $93,563,000, $51,961,000 and $73,564,000 in the years ended June 30, 1997, 1996 and 1995, respectively. In addition, certain other costs have been allocated to the Company based on the various factors noted in Note 3. Charges to the Company from WMS and WMS subsidiaries for the allocations in the years ended June 30, 1997, 1996 and 1995 were:

------------------------------------------------
(in thousands)             1997    1996    1995
------------------------------------------------
Manufacturing overhead    $5,368  $3,947  $2,965
Research and development
 expense                     779   1,352   1,477
Selling expense            3,263   1,933   2,247
Administrative expense     3,452   3,433   3,167


     The Company entered into a Manufacturing and Services Agreement with WMS under which WMS and its subsidiaries agree to continue performing contract manufacturing for coin-operated video games for Midway and Atari Games as well as providing general management, financial reporting, and treasury services to the Company and general management, accounting, human resources and selling and marketing services to Midway. The Company intends to purchase materials and WMS subsidiaries manufacture the coin-operated video games charging actual labor with labor fringes and manufacturing overhead allocated. The labor fringes, manufacturing overhead and other services provided are allocated based on the various factors noted in Note 3 that were used in the financial statements.

     See Note 7 for income tax allocations.

NOTE 5: ACQUISITIONS

On March 29, 1996, a wholly-owned subsidiary of the Company, Midway
Interactive Inc., acquired all the capital stock of Atari Games from Warner Communications Inc. ("Warner"), a subsidiary of Time Warner Inc. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Atari Games subsequent to the acquisition date have been included in the statements of income of the Company. Atari Games was engaged in the business of developing, manufacturing, licensing, publishing and distributing coin-operated video games and home video games.

     The Company assimilated parts of the Atari Games business into the Company's similar activities and exited certain foreign activities. This included, among other things, closing the leased manufacturing plant, transferring production of coin-operated video games to WMS's existing Chicago plant and combining the sales, marketing and distribution of home video games with the Company's home video game operations. A $4,500,000 liability for exit activities was established, the major component of which was $2,500,000 of employee severance costs. The assimilation and exit activities were completed during fiscal 1997 and no adjustment to the exit liability was required.

     The purchase price for Atari Games of $24,015,000 included a cash payment in March 1996 of $2,000,000 and the balance of $22,015,000 in the form of promissory notes. A promissory note for $14,152,000 was payable based upon cash gross profits, as defined, from the sale of specified products of the acquired business and was recorded, as earned, through the second quarter of fiscal 1997. Because $10,866,000 of this note was not recorded at June 30, 1996, property and equipment

Midway Games Inc.

                   NOTES TO FINANCIAL STATEMENTS continued

of Atari Games was recorded at zero and the Company recorded negative goodwill from the purchase. At the end of the second quarter of fiscal 1997, the property and equipment of Atari Games was recorded and the excess costs over the amount assigned to net assets acquired (goodwill) of $7,600,000 was recorded and is being amortized over 20 years.

     The unaudited pro forma combined statements of income data of the Company for fiscal 1996 and 1995 included below was prepared as if Atari Games was acquired as of July 1, 1995 and July 1, 1994, respectively, and assimilation and exit activities occurred on that date. The summary does not purport to be indicative of what would have occurred had the acquisition occurred as of the dates indicated or of the results which may occur in the future.

-------------------------------------------------------------------------------
(in thousands)                                                   1996     1995
-------------------------------------------------------------------------------
Revenues                                                     $329,449 $235,369
===============================================================================
Net income                                                   $ 24,707 $ 16,661
===============================================================================


     On April 29, 1994, a wholly-owned subsidiary of the Company, Midway Home Entertainment Inc., acquired substantially all of the operating assets and business of three commonly owned companies ("Tradewest"): Tradewest, Inc., Tradewest International, Inc. and The Leland Corporation. The assets acquired are utilized in the Video Game Business of developing, publishing and distributing home video games in various formats including game cartridges. The acquisition has been accounted for by the purchase method of accounting.

     During fiscal 1997, the final purchase price of $50,131,000 for Tradewest was determined under the purchase agreement based on earnings of the acquired business subsequent to the purchase date which resulted in excess cost over the amount assigned to net assets acquired of $46,400,000. The balance due under the purchase agreement of $14,400,000 is payable in June 1998 and payment has been guaranteed by WMS. As of June 30, 1997 and 1996, excess costs over the amount assigned to net assets acquired resulting from this acquisition was $46,400,000 and $24,800,000, respectively.

NOTE 6: PROPERTY AND EQUIPMENT

At June 30 net property and equipment were:
-------------------------------------------------------------------------------
(in thousands)                                                   1997     1996
-------------------------------------------------------------------------------
Leasehold improvements                                       $  2,332  $   458
Furniture, fixtures and engineering equipment                  14,559    9,033
-------------------------------------------------------------------------------
                                                               16,891    9,491
Less accumulated depreciation                                  (7,393)  (3,564)
-------------------------------------------------------------------------------
Net property and equipment                                   $  9,498  $ 5,927
===============================================================================


NOTE 7: INCOME TAXES

The results of the Company have been included in the consolidated income tax returns of WMS for all years presented; however income taxes have been recorded based on a calculation of the income taxes that would have been incurred if the Company operated as an independent combined entity. WMS and the Company entered into a tax sharing agreement effective July 1, 1996 that requires a tax calculation, accrual and payment by the Company as if the Company was filing a separate tax return.

     Significant components of the income tax provision on income before extraordinary credit for the years ended June 30, 1997, 1996 and 1995 were:

-------------------------------------------------------------------------------
(in thousands)                                          1997     1996     1995
-------------------------------------------------------------------------------
Current:
  Federal                                            $26,010  $15,423  $10,685
  State                                                4,091    2,791    2,183
-------------------------------------------------------------------------------
    Total current                                     30,101   18,214   12,868
Deferred:
  Federal                                             (5,265)  (2,156)   4,141
  State                                               (1,024)    (522)     845
-------------------------------------------------------------------------------
     Total deferred                                   (6,289)  (2,678)   4,986
-------------------------------------------------------------------------------
Provision for income taxes                           $23,812  $15,536  $17,854
===============================================================================


     The income tax provision on income before extraordinary credit differs from the amount computed using the statutory federal income tax rate for the years ended June 30, 1997, 1996 and 1995 as follows:

-------------------------------------------------------------------------------
                                                           1997   1996   1995
-------------------------------------------------------------------------------
Statutory federal income
  tax rate                                                 35.0%  35.0%  35.0%
State income taxes, net of
  federal benefit                                           3.2    3.6    4.2
Foreign sales corporation benefits                         (1.0)   (.6)  (1.2)
Other, net                                                   .8     .1     --
-------------------------------------------------------------------------------
                                                           38.0%  38.1%  38.0%
===============================================================================


     The income tax provision of $2,001,000 on the extraordinary credit is comprised of the federal tax rate of 35% and a composite state tax rate of 4.66%, net of federal benefit.

     Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

Midway Games Inc.

Significant components of the Company's deferred tax assets and liabilities at June 30 were:

-------------------------------------------------------------------------------
(in thousands)                                                   1997     1996
-------------------------------------------------------------------------------
Deferred tax assets resulting from:
  Inventory valuation                                          $1,835  $   656
  Accrued items not currently deductible                        2,230    3,131
  Receivable allowance                                          2,025      408
  Purchased assets cost basis difference                            -    1,853
  Other                                                            26      227
-------------------------------------------------------------------------------
      Total deferred tax assets                                 6,116    6,275
-------------------------------------------------------------------------------
Deferred tax liabilities resulting from:
  Tax over book depreciation                                      687      342
  Revenues deferred in tax reporting                                -    5,672
  Book over tax basis of domestic subsidiary                    1,845        -
  Purchase liability basis difference                               -    4,455
  Other                                                           842        -
-------------------------------------------------------------------------------
      Total deferred tax liabilities                            3,374   10,469
-------------------------------------------------------------------------------
Net deferred tax assets (liabilities)                          $2,742  $(4,194)
===============================================================================

     During fiscal 1997, 1996 and 1995 income taxes paid to WMS were $28,236,000, $18,214,000 and $12,868,000, respectively.

NOTE 8: LINE OF CREDIT AND LONG-TERM DEBT

The Company established a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The revolving credit agreement is for a one-year term to October 31, 1997 and contains usual bank line of credit terms.

     Long-term debt at June 30, 1996 consisted of a promissory note related to the acquisition of Atari Games of $7,863,000 which was due March 1998 with interest at 6%. The promissory note was prepaid, at a discount, in April 1997, as described in Note 14.

     The amount of interest paid during fiscal 1997, 1996 and 1995 was $2,740,000, $442,000 and $195,000, respectively.

NOTE 9: PREFERRED STOCK

The preferred stock is issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.

NOTE 10: STOCK OPTION PLAN

Under the stock option plan the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2006. Options may be granted on 2,000,000 shares of common stock to employees and under certain conditions to non-employee directors and consultants. The Compensation and Stock Option Committee of the Board of Directors has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant.

     The Company accounts for stock options for purposes of determining net income in accordance with APB Opinion No. 25. No compensation expense has been recognized in conjunction with the stock option plan. SFAS No. 123 regarding stock option plans permits the use of APB Opinion No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes.

     Pro forma net income for fiscal 1997 adjusted for the expense provision of SFAS No. 123 was $36,892,000 or $1.00 per share of common stock. No calculation of fiscal 1996 pro forma net income under SFAS No. 123 is required since all the options were granted in fiscal 1997.

     For pro forma calculations, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 1997: dividend yield of 0%; expected volatility of .50; risk free interest rate of 6.2% and expected life of the option of 4 years.

     During fiscal 1997 options for 1,810,000 shares were granted at an exercise price of $20.00 per share with a weighted average pro forma fair market value using the Black-Scholes assumptions noted above of $9.09 per share. All of the granted options are outstanding at June 30, 1997 with a weighted average remaining contractual life of 9.4 years. At June 30, 1997 options for 505,000 shares are exercisable at an exercise price of $20.00 per share and 190,000 shares were available for future grants under the plan.

NOTE 11: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments and trade accounts receivable from the sale of games. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1997, 64% of trade accounts receivable are from sale of coin-operated video games to

Midway Games Inc.

                   NOTES TO FINANCIAL STATEMENTS continued

the Company's distributors located primarily throughout the United States and Western Europe and, because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit. At times during the fiscal year accounts receivable from certain major home video game customers represent a significant amount of the accounts receivable then outstanding.

     Cash equivalents of $44,627,000 and short-term investments of $10,000,000 at June 30, 1997, which are designated available-for-sale, are recorded at cost which is equal to market and considered by management to be the fair value of these financial instruments.

NOTE 12: LEASE COMMITMENTS

The Company leases certain warehouses, office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1997 as follows:

-------------------------------------------------------------------------------
(in thousands)
-------------------------------------------------------------------------------
1998                                                                   $ 1,770
1999                                                                     1,735
2000                                                                     1,686
2001                                                                     1,743
2002                                                                     1,590
Thereafter                                                               4,354
-------------------------------------------------------------------------------
                                                                        12,878
Less sublease income                                                     5,533
-------------------------------------------------------------------------------
                                                                       $ 7,345
===============================================================================

     Rent expense for fiscal 1997, 1996 and 1995 was $1,459,000, $603,000, and
$307,000, respectively, and was offset by sublease income of $536,000 and $134,000 for fiscal 1997 and 1996, respectively. Aggregate future gross lease commitments of $11,408,000 were guaranteed, prior to the acquisition of Atari Games from Warner, and continue to be guaranteed by Warner.

NOTE 13: EMPLOYEE RETIREMENT PLANS

The Company has two defined contribution employee retirement savings plans and certain salaried employees participate in a WMS defined contribution plan. These defined contribution plans cover certain hourly and salaried employees. The Company's contribution to these plans are based on employee participation with certain limitations. The Company or WMS may change any of the factors which determine the Company's contribution to their respective plans. Contributions to the defined contribution plans for fiscal 1997, 1996 and 1995 were $523,000, $302,000 and $202,000, respectively.


NOTE 14: QUARTERLY FINANCIAL INFORMATION (unaudited)

Summarized quarterly financial information for fiscal 1997 and 1996 are as follows:

-------------------------------------------------------------------------------
(in thousands, except         Sept. 30,     Dec. 31,     Mar. 31,      June 30,
per share amounts)                 1996         1996         1997          1997
-------------------------------------------------------------------------------
FISCAL 1997 QUARTERS
  Revenues                     $ 65,555     $125,519     $ 99,060      $ 98,092
  Gross profit                   34,380       55,203       35,657        41,579
  Research and
    development
    expense                      12,003       14,780       13,208        15,950
  Income before
    extraordinary
    credit                        6,077       15,107        6,415        11,252
  Net income                      6,077       15,107        6,415        14,296
Per share:
  Income before
    extraordinary
    credit                     $    .18     $    .41     $    .17      $    .29
-------------------------------------------------------------------------------
  Net income                   $    .18     $    .41     $    .17      $    .37
===============================================================================
  Average number
    of shares
    outstanding                  33,400       36,800       38,500        38,500

-------------------------------------------------------------------------------
(in thousands, except         Sept. 30,     Dec. 31,     Mar. 31,      June 30,
per share amounts)                 1995         1995         1996          1996
-------------------------------------------------------------------------------
FISCAL 1996 QUARTERS
  Revenues                     $ 67,938     $ 89,162     $ 43,075      $ 45,248
  Gross profit                   27,316       40,615       19,559        17,877
  Research and
    development
    expense                       5,851        9,541        5,459        11,644
  Net income                      7,170       11,598        6,249           212
  Net income
    per share                  $    .21     $    .35     $    .19      $    .01
-------------------------------------------------------------------------------
  Average number
    of shares
    outstanding                  33,400       33,400       33,400        33,400



     Net income for the quarter ended June 30, 1997 included an extraordinary gain from the early extinguishment of debt, net of taxes, of $3,044,000, $.08 per share, related to the prepayment, at a discount, of the promissory notes issued for the acquisition of Atari Games.

     Revenues for the quarter ended March 31, 1996 included certain licensing revenue of $10,000,000 that increased net income by $4,318,000, $.13 per share.

     The June 30, 1996 quarter and all quarters thereafter included the operations of Atari Games after its acquisition on March 29, 1996. Research and development expense increased substantially beginning in the June 30, 1996 quarter in a large part due to inclusion of Atari Games.