Form 10-K, Exhibit 13
period 1998-06-30
MIDWAY GAMES INC
filed 1998-09-25
CIK 1022080

MIDWAY GAMES INC.

                        SELECTED FIVE-YEAR FINANCIAL DATA

(In thousands, except per share amounts)
 ...................................................................................................................................
SELECTED STATEMENT OF INCOME DATA  JUNE 30,                             1998         1997         1996(1)         1995       1994(1)
 ...................................................................................................................................
REVENUES
  Home video                                                       $ 229,732    $ 219,912    $ 154,102       $  60,839    $  23,959
  Coin-operated video                                                161,498      168,314       91,321         119,640       97,923
 ...................................................................................................................................
Total revenues                                                       391,230      388,226      245,423         180,479      121,882
 ...................................................................................................................................
Gross profit                                                         190,099      166,819      105,367          78,727       59,203
 ...................................................................................................................................
Operating income                                                      65,075       60,533       40,494          47,136       45,237
 ...................................................................................................................................
Income before tax provision and extraordinary credit                  68,022       62,663       40,765          46,993       45,458
Provision for income taxes                                           (25,900)     (23,812)     (15,536)        (17,854)     (17,435)
 ...................................................................................................................................
Income before extraordinary credit                                    42,122       38,851       25,229          29,139       28,023
Extraordinary gain on early extinguishment of debt, net                 --          3,044         --              --           --
 ...................................................................................................................................
Net income                                                         $  42,122    $  41,895    $  25,229       $  29,139    $  28,023
===================================================================================================================================


Basic and diluted per share of common stock
 ...................................................................................................................................
  Income before extraordinary credit                               $    1.10    $    1.06    $     .76       $     .87    $     .84
 ...................................................................................................................................
  Net income                                                       $    1.10    $    1.14    $     .76       $     .87    $     .84
 ...................................................................................................................................
Average number of shares outstanding                                  38,481       36,800       33,400          33,400       33,400
 ...................................................................................................................................

SELECTED BALANCE SHEET DATA
Total assets                                                       $ 227,423    $ 214,318    $ 118,262       $  81,106    $  50,993
 ...................................................................................................................................
Working capital (2)                                                  118,286       86,310      (11,618)(2)      27,327       24,407
 ...................................................................................................................................
Dividend notes payable                                                  --           --         50,000            --           --
 ...................................................................................................................................
Long-term debt                                                          --           --          7,863            --           --
 ...................................................................................................................................
Stockholder's net investment                                            --           --          5,488          49,752       37,677
 ...................................................................................................................................
Stockholders' equity                                                 176,649      140,768         --              --           --
===================================================================================================================================

(1) Includes the results of Midway Home Entertainment Inc., subsequent to its purchase of Tradewest on April 29, 1994 and the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation on March 29, 1996. See Note 5 to the financial statements.
(2) Prior to the Company's initial public offering substantially all of the excess cash generated by the Company's operations was regularly remitted to WMS Industries Inc. pursuant to WMS Industries Inc. centralized cash management system.
(3) The financial statements of Midway Games Inc. for the years through June 30, 1996 are the combined operations of Midway Games Inc. reflecting the transfer of certain businesses to and from WMS Industries Inc. as of July 1, 1996. See Note 3 to the financial statements.

MIDWAY GAMES INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below contains certain forward looking statements concerning future business conditions and the outlook for the Company based on currently available information that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements as a result of certain risks and uncertainties, including, without limitation, the financial strength of the amusement games industry, dependence on new product introductions, technological changes, dependence on dedicated platform manufacturers and other risks more fully described under "- Factors Affecting Future Performance" in the Company's Annual Report on Form 10-K.


OVERVIEW

Since its incorporation in 1988 through the date of the initial public offering, Midway Games Inc. ("Midway") was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). Immediately prior to the initial public offering, Midway effectuated a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding.
   On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock at $20.00 per share. This transaction reduced WMS' ownership in Midway to 86.8%. Net proceeds to Midway from the initial public offering were $93,385,000. The dividend notes payable to WMS of $50,000,000 and all advances from WMS then outstanding were paid with part of the proceeds of the offering.
   On April 6, 1998, WMS completed the spin-off, originally announced on August 11, 1997, of its remaining 86.8% ownership interest of 33,400,000 shares of Midway. The spin-off was completed by means of a tax free pro rata distribution of the Midway shares to the WMS stockholders.
   The Company and WMS entered a Manufacturing and Services Agreement in 1996 under which WMS provided contract manufacturing of coin-operated video games and several other services to the Company. Effective April 6, 1998, in connection with the spin-off of the Company by WMS, the 1996 agreement was terminated and the Company entered into several agreements with WMS under which WMS will, among other things, perform contract manufacturing of coin-operated video games and provide information technology services to certain parts of the Company. In addition, under a separate agreement, the Company will provide selling and marketing services for the WMS pinball products. These agreements provide for products or services on an arm's length basis. See Notes 3 and 4 to the financial statements. It is expected that the overall cost structure of the Company, at current or expanded levels of coin-operated video game operations, will not be materially different from that experienced by the Company under the prior Manufacturing and Services Agreement with WMS.


FINANCIAL CONDITION

The Company received net proceeds of $93,385,000 (after deducting the costs of issuing the stock) from the initial public offering of 5,100,000 shares of common stock.
   Prior to the initial public offering, the Company, except for its Atari Games subsidiary, participated in the WMS central cash management system, pursuant to which all cash receipts were transferred to WMS and all cash disbursements were made by WMS. Seasonal cash needs were provided by WMS. Shortly after the initial public offering the Company established its own cash management system and no longer relied on WMS for its seasonal cash needs.
   Cash provided by operating activities before changes in operating assets and liabilities was $70,117,000 in fiscal 1998 and $51,956,000 in fiscal 1997. The increase was primarily the result of the change in deferred income taxes and the non-cash extraordinary gain on early extinguishment of debt which was included in the fiscal 1997 net income.
   The changes in the operating assets and liabilities, as shown in the statements of cash flows, resulted in a cash outflow of $68,672,000 in fiscal 1998, which outflow was primarily due to increased receivables and other assets balances and a decreased accounts payable and accruals balance all from the comparable balances at June 30, 1997. The changes in the operating assets and liabilities in fiscal 1997 resulted in cash outflow of $13,809,000, primarily due to an increased receivables balance at June 30, 1997. The increase in accounts receivable at June 30, 1998 from the balance at June 30, 1997 resulted primarily from the timing of the initial release of certain home video games late in the fourth quarter of fiscal 1998 as well as a 79% increase in home video games revenues in the fourth quarter of fiscal 1998 compared to the prior year fourth quarter.
   Cash used by investing activities was $20,930,000 in fiscal 1998 and $21,899,000 in fiscal 1997. Cash used for the purchase of property and equipment decreased to $4,530,000 in fiscal 1998 from $4,699,000 in fiscal 1997. Cash used for the additional purchase price of Tradewest was $14,400,000 and $ 7,200,000 in fiscal 1998 and fiscal 1997, respectively.

MIDWAY GAMES INC.


   Cash used by financing activities was $6,241,000 in fiscal 1998 for the Company's share repurchase program compared with cash provided of $26,415,000 in fiscal 1997. In fiscal 1997 net proceeds received from the initial public offering of $93,385,000 were in part used to pay the dividend notes due to WMS in the amount of $50,000,000. The balance of the proceeds is being used for working capital. The Company used cash of $16,970,000 in fiscal 1997 to prepay the promissory notes from the purchase of Atari Games.
   See the Statements of Cash Flows on page 22 for further details of cash flow items.
   The home video business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, certain platform manufacturers that manufacture home video games for the Company require letters of credit for the full purchase price at the time a purchase order is accepted.
   At June 30, 1998, the Company had repurchased 463,200 shares of its common stock and subsequent thereto purchased 536,800 shares for $8,068,000 under the initial Board of Directors authorization. The Board of Directors has authorized an additional purchase, from time to time, depending on market conditions, of up to one million shares of its common stock.
   The Company has established a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The revolving credit agreement extends to October 31, 1998 and contains usual bank line of credit terms. There were no borrowings under the credit line at June 30, 1998 and $1,073,000 of letters of credit were outstanding. Management believes that cash and cash equivalents, short-term investments, cash flow from operations and amounts available under the line of credit will be adequate to fund the anticipated levels of inventories and accounts receivable required in the operation of the business and the Company's other presently anticipated needs including the purchase of shares of the Company's common stock.


RESULTS OF OPERATIONS

The following table sets forth for the years indicated certain items in or derived from the Company's statements of income expressed as a percentage of revenues:

 ............................................................
June 30,                           1998      1997      1996
 ............................................................
Revenues
  Home video                       58.7%     56.6%     62.8%
  Coin-operated video              41.3%     43.4%     37.2%
 ............................................................
    Total revenues                100.0%    100.0%    100.0%
Cost of sales                      51.4%     57.0%     57.1%
 ............................................................
Gross profit                       48.6%     43.0%     42.9%
Research and development
  expense                          17.3%     14.4%     13.2%
Selling expense                     9.8%      7.9%      9.3%
Administrative expense              4.9%      5.1%      3.9%
 ............................................................
Operating income                   16.6%     15.6%     16.5%
Interest and other income, net      0.8%      0.5%      0.1%
 ............................................................
Income before tax provision
  and extraordinary credit         17.4%     16.1%     16.6%
Provision for income taxes          6.6%      6.1%      6.3%
 ............................................................
Income before
  extraordinary credit             10.8%     10.0%     10.3%
Extraordinary gain on early
  extinguishment of debt, net       0.0%      0.8%      0.0%
 ............................................................
Net income                         10.8%     10.8%     10.3%
 ............................................................

FISCAL 1998 COMPARED WITH FISCAL 1997

Revenues increased $3,004,000 or 0.8% from $388,226,000 in fiscal 1997 to $391,230,000 in fiscal 1998.
   Home video game revenues increased $9,820,000 or 4.5% from $219,912,000 in fiscal 1997 to $229,732,000 in fiscal 1998. Revenues from the sale of next generation home video games increased to $215,845,000 in fiscal 1998 from $152,484,000 in fiscal 1997. Shipments of 32-bit and 64-bit next generation home video game units increased 90% while next generation home video game revenues only increased 41.6% due in part to a larger percentage of lower priced Sony PlayStation sales in the sales mix and in part to the unit sales price decreases initiated by Nintendo and Sony. Home video game gross profit increased to 54.3% of revenues in fiscal 1998 compared to 46.6% of revenues in fiscal 1997 due to the change in sales mix to Sony PlayStation which has a higher gross profit percentage and because the unit cost of Nintendo 64 cartridges was reduced along with the decreased sales price in the current fiscal year.

MIDWAY GAMES INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED



   Coin-operated video game revenues decreased by 4.0% from $168,314,000 in fiscal 1997 to $161,498,000 in fiscal 1998. The decrease in coin-operated video game revenues was primarily from a shift in the product mix from dedicated video games to lower priced video kits.
   Gross profit increased $23,280,000 or 14.0% from $166,819,000 (43.0% of revenues) in fiscal 1997 to $190,099,000 (48.6% of revenues) in fiscal 1998. The increase in gross profit was primarily from an increased percentage of home video game revenues in total revenues and the increase in the home video game gross profit margin noted above.
   Research and development expenses increased $11,536,000 or 20.6% from $55,941,000 (14.4% of revenues) in fiscal 1997 to $67,477,000 (17.3% of revenues) in fiscal 1998. The increase is due in part to an increased number of internal game development teams and in part to additional externally developed home video games released during fiscal 1998.
   Selling expense increased $7,845,000 or 25.8% from $30,443,000 (7.9% of revenues) in fiscal 1997 to $38,288,000 (9.8% of revenues) in fiscal 1998. The increase was primarily due to the change in the revenue mix to the increased number and level of home video games which have higher selling costs as a percent of sales.
   Administrative expense decreased $643,000 or 3.2% from $19,902,000 (5.1% of revenues) in fiscal 1997 to $19,259,000 (4.9% of revenues) in fiscal 1998, notwithstanding increased goodwill amortization and public company expenses in fiscal 1998.
   Operating income increased $4,542,000 or 7.5% from $60,533,000 (15.6% of revenues) in fiscal 1997 to $65,075,000 (16.6% of revenues) in fiscal 1998 because gross profit increased more than the combined increase in research and development and selling expenses.
   The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 38.1% in fiscal 1998 and 38.0% in fiscal 1997.
   Net income increased $227,000 or 0.5% from $41,895,000, $1.14 per share, in fiscal 1997 to $42,122,000, $1.10 per share, in fiscal 1998. Fiscal 1997 net income includes $3,044,000, $.08 per share, from an extraordinary gain on early extinguishment of debt . Excluding the effects of the extraordinary gain in fiscal 1997, earnings increased $3,271,000 or 8.4% from $38,851,000 in fiscal 1997 to $42,122,000 in fiscal 1998 and per share earnings increased 3.8% from $1.06 per share to $1.10 per share. The number of shares used in calculating per share earnings increased by 4.6% to 38,481,000 in fiscal 1998 from 36,800,000 in fiscal 1997 because of the shares of common stock sold in the October 29, 1996 public offering. The increase in income before extraordinary credit was primarily the result of the increase in gross profit resulting from the increase in the percentage of home video game revenues in total revenues and the increase in the home video game gross profit margin noted above, after absorbing the increases in research and development and selling expenses.

FISCAL 1997 COMPARED WITH FISCAL 1996
Revenues increased $142,803,000 or 58.2% from $245,423,000 in fiscal 1996 to $388,266,000 in fiscal 1997.
   Home video game revenues increased $65,810,000 or 42.7% from $154,102,000 in fiscal 1996 to $219,912,000 in fiscal 1997. Home video game revenues increased as a result of an increased number of units shipped primarily due to an increase in the number of titles sold and an expanded consumer base due to the growth in the installed base of 32-bit and 64-bit next generation platforms. In fiscal 1997, 60% of the Company's home video game unit sales were for the next generation platforms and during the last six months of the 1997 fiscal year, home video game sales for next generation platforms were 87% of the Company's total home video game unit sales.
   Coin-operated video game revenues increased by 84.3% from $91,321,000 in fiscal 1996 to $168,314,000 in fiscal 1997. Coin-operated video game revenues increased due to an increased number of "hit" games sold during fiscal 1997 as well as the inclusion of revenues from coin-operated video game sales of the Company's subsidiary Atari Games acquired in March 1996.
   Gross profit increased $61,452,000 or 58.3% from $105,367,000 (42.9% of revenues) in fiscal 1996 to $166,819,000 (43.0% of revenues) in fiscal 1997. The increase in gross profit was primarily from increased revenues.
   Research and development expenses increased $23,446,000 or 72.2% from $32,495,000 (13.2% of revenues) in fiscal 1996 to $55,941,000 (14.4% of revenues) in fiscal 1997. The increase is primarily due to including the product development expenses from the Company's subsidiary Atari Games acquired in March 1996 and due to an increase in the number of game development teams.
   Selling expense increased $7,628,000 or 33.4% from $22,815,000 (9.3% of revenues) in fiscal 1996 to $30,443,000 (7.9% of revenues) in fiscal 1997. The increase was primarily due to increased sales commissions and advertising and promotion costs for the increased home video game sales.
   Administrative expense increased $10,339,000 or 108.1% from $9,563,000 (3.9% of revenues) in fiscal 1996 to $19,902,000 (5.1% of revenues) in fiscal 1997. The increase in administrative expense is primarily due to increased goodwill amortization and depreciation, public company expenses, a new computer system and computer systems upgrades and the administrative expense of Atari Games acquired in March 1996.

MIDWAY GAMES INC.


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


YEAR 2000

The term y2k is used to refer to a worldwide computer-related problem where software programs and embedded programs in microprocessors will not work properly when processing a date greater than December 31, 1999. This problem results from using two digits to denote the third and fourth digit of a four-digit year and a program assuming 19 to be the first two digits. Many existing programs will continue to assume a 19 as the first and second digit while a 20 or greater is required. A method of fixing the problem is for all years to be denoted in a four-digit field and the program to recognize all four digits as the year. This y2k problem has resulted in significant worldwide concern about the future operations of businesses and other institutions.
   The systems utilized by the Company, under the information services agreement with WMS Industries Inc. have been made y2k compliant in an undertaking that began in 1996. Systems utilized by Atari Games will be made compliant with a planned software upgrade at a nominal cost. Systems utilized by Midway Home Entertainment will be made compliant with a planned software upgrade at a nominal cost.
   Management believes that there are no y2k issues with respect to the functionality of any products sold in the past or expected to be sold in the future. Management believes that there are no y2k issues with respect to the functionality of the home video game hardware platforms.
   WMS Industries Inc. provides contract-manufacturing services for the Company. Management has received assurance from WMS Industries Inc. that the systems used in their contract manufacturing are y2k compliant. WMS Industries Inc. also asserts that the assembly of the coin-operated video games should not be affected by malfunctioning tools or equipment using embedded microprocessors as the assembly process is not heavily reliant on such tools or equipment.
   The only known area of y2k related exposure is with the coin-operated video game component suppliers. Although management has recently began a program of formal contact with its suppliers so as to assess the potential problem, management cannot make a determination as to the suppliers' level of y2k compliance at this time. However management will assess problems, if any, with the coin-operated component suppliers. If needed, management will adjust the coin-operated title release dates accordingly and at worst the Company would expect a short-term delay in shipments. If such delay should occur it is not expected to have a material effect on operating results for any reportable period.

MIDWAY GAMES INC.


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

 ........................................................
Calendar Period                         High      Low
 ........................................................
1996
Fourth Quarter
(beginning Oct. 29, 1996)              $25 1/2   $18 3/8
 ........................................................

1997
First Quarter                          $21       $15
Second Quarter                          23 1/2    15 1/8
Third Quarter                           26 13/16  18 3/8
Fourth Quarter                          26 3/4    16 1/2
 ........................................................

1998
First Quarter                          $25 1/4   $17 1/8
Second Quarter                          25 11/16  12
Third Quarter
(through Sept. 15, 1998)                17 1/8     9 5/16

   The Company paid $50,000,000 of dividend notes due to its former parent, WMS Industries Inc., from part of the proceeds of the October 1996 initial public offering. The dividend notes had been previously declared on June 30, 1996. No other cash dividends with respect to the common stock were declared or paid during fiscal 1997 or 1998. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.
   At September 15, 1998, there were approximately 1,350 holders of record of the Company's common stock.


                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors Midway Games Inc.

We have audited the accompanying consolidated balance sheets of Midway Games Inc. and subsidiaries as of June 30, 1998 and 1997, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midway Games Inc. and subsidiaries at June 30, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP


Chicago, Illinois
August 17, 1998

MIDWAY GAMES INC.

                           CONSOLIDATED BALANCE SHEETS

(In thousands)
 .......................................................................................................................
June 30,                                                                                        1998              1997
 .......................................................................................................................
ASSETS
Current assets:
Cash and cash equivalents                                                                   $ 26,136          $ 51,862
Short-term investments                                                                        12,000            10,000
 .......................................................................................................................
                                                                                              38,136            61,862
Receivables, less allowances of $7,017 in 1998 and $4,940 in 1997                             86,198            54,477
Inventories
  Raw materials and work in progress                                                           9,441            14,433
  Finished goods                                                                              13,838            13,525
 .......................................................................................................................
                                                                                              23,279            27,958
Deferred income taxes                                                                          4,966             5,779
Other current assets                                                                           9,607             4,329
 .......................................................................................................................
TOTAL CURRENT ASSETS                                                                         162,186           154,405

Property and equipment, net                                                                    9,620             9,498
Excess of purchase cost over amount assigned to net assets acquired, net                      45,228            49,150
Other assets                                                                                  10,389             1,265
 .......................................................................................................................
TOTAL ASSETS                                                                                $227,423          $214,318
=======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                            $ 18,358          $ 20,918
Accrued compensation and related benefits                                                      8,776            11,331
Income taxes payable                                                                           2,580             3,866
Accrued payment on 1994 purchase of Tradewest                                                      -            14,400
Accrued royalties                                                                              4,191             6,728
Other accrued liabilities                                                                      9,995            10,852
 .......................................................................................................................
TOTAL CURRENT LIABILITIES                                                                     43,900            68,095

Deferred income taxes                                                                          4,434             3,037
Other noncurrent liabilities                                                                   2,440             2,418

Stockholders' equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued                          -                 -
Common stock, $.01 par value, 100,000,000 shares authorized, 38,500,000 shares issued            385               385
Additional paid-in capital                                                                    98,488            98,488
Retained earnings                                                                             84,017            41,895
=======================================================================================================================
                                                                                             182,890           140,768

Treasury stock, at cost (463,200 shares)                                                      (6,241)                -
 .......................................................................................................................
TOTAL STOCKHOLDERS' EQUITY                                                                   176,649           140,768
 .......................................................................................................................
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  $227,423          $214,318
=======================================================================================================================

See notes to financial statements.

MIDWAY GAMES INC.

                              STATEMENTS OF INCOME


(In thousands, except per share amounts)
 ...................................................................................................................................
Years Ended June 30,                                                                           1998            1997            1996
                                                                                       CONSOLIDATED    Consolidated        Combined
 ...................................................................................................................................
REVENUES
  Home video                                                                              $ 229,732       $ 219,912       $ 154,102
  Coin-operated video                                                                       161,498         168,314          91,321
 ...................................................................................................................................
Total revenues                                                                              391,230         388,226         245,423

Cost of sales                                                                               201,131         221,407         140,056
 ...................................................................................................................................
Gross profit                                                                                190,099         166,819         105,367

Research and development expense                                                             67,477          55,941          32,495
Selling expense                                                                              38,288          30,443          22,815
Administrative expense                                                                       19,259          19,902           9,563
 ...................................................................................................................................
Operating income                                                                             65,075          60,533          40,494

Interest and other income                                                                     2,947           4,504           1,079
Interest expense                                                                               --            (2,374)           (808)
 ...................................................................................................................................
Income before tax provision and extraordinary credit                                         68,022          62,663          40,765

Provision for income taxes                                                                  (25,900)        (23,812)        (15,536)
 ...................................................................................................................................
Income before extraordinary credit                                                           42,122          38,851          25,229
Extraordinary gain on early extinguishment of debt, net of taxes of $2,001                     --             3,044            --
 ...................................................................................................................................
Net income                                                                                $  42,122       $  41,895       $  25,229
===================================================================================================================================

Basic and diluted per share of common stock
  Income before extraordinary credit                                                      $    1.10       $    1.06       $     .76
  Extraordinary gain on early extinguishment of debt, net                                      --               .08            --
 ...................................................................................................................................
  Net income                                                                              $    1.10       $    1.14       $     .76
===================================================================================================================================

Average number of shares outstanding                                                         38,481          36,800          33,400
===================================================================================================================================

See notes to financial statements.

MIDWAY GAMES INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


(In thousands)
 ...................................................................................................................................
                                             Common Stock
                                         ....................  Additional                Treasury    Stockholder's       Total
                                           Number               Paid-in       Retained     Stock,         Net        Stockholders'
                                         of Shares  Par Value   Capital       Earnings    At Cost     Investment        Equity
 ...................................................................................................................................
Combined balance at June 30, 1995                                                                      $ 49,752
Net income                                                                                               25,229
Dividends declared                                                                                      (50,000)
Net transactions with WMS Industries Inc.                                                               (19,493)
 ...................................................................................................................................
Combined balance at June 30, 1996                                                                         5,488
Formation transactions                      33,400     $334     $ 5,154                                  (5,488)      $ 5,488
Net proceeds from initial public offering    5,100       51      93,334                                                93,385
Net income                                                                    $41,895                                  41,895
 ...................................................................................................................................
Consolidated balance at June 30, 1997       38,500      385      98,488        41,895           -             -       140,768
Net income                                                                     42,122                                  42,122
Purchase of treasury stock                    (463)                                       $(6,241)                     (6,241)
 ...................................................................................................................................
CONSOLIDATED BALANCE AT JUNE 30, 1998       38,037     $385     $98,488       $84,017     $(6,241)     $      -      $176,649
===================================================================================================================================

See notes to financial statements.

MIDWAY GAMES INC.


                            STATEMENTS OF CASH FLOWS


(In thousands)
 ................................................................................................................................
Years Ended June 30,                                                                  1998              1997              1996
                                                                              CONSOLIDATED      Consolidated          Combined
 ................................................................................................................................
OPERATING ACTIVITIES
Net income                                                                        $ 42,122          $ 41,895          $ 25,229

Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                      8,913             6,297             3,208
  Receivables provision                                                             16,872            14,586             3,358
  Deferred income taxes                                                              2,210            (5,777)           (2,678)
  Extraordinary gain on early extinguishment of debt                                     -            (5,045)                -
  Increase (decrease) resulting from changes in operating assets and liabilities:
    Receivables                                                                    (48,593)          (20,112)            8,089
    Inventories                                                                      4,679            (2,936)           (1,072)
    Other current assets                                                            (5,278)            1,078            (1,253)
    Accounts payable and accruals                                                   (8,509)            2,289              (479)
    Current taxes payable                                                           (1,286)            3,354                 -
    Other assets and liabilities not reflected elsewhere                            (9,685)            2,518               877
 ................................................................................................................................
Net cash provided by operating activities                                            1,445            38,147            35,279

INVESTING ACTIVITIES
Purchase of property and equipment                                                  (4,530)           (4,699)           (3,107)
Payment for Tradewest acquisition                                                  (14,400)           (7,200)          (11,476)
Cash acquired in acquisition of Atari Games Corporation, net of cash used                -                 -             7,996
Net change in short-term investments                                                (2,000)          (10,000)                -
 ................................................................................................................................
Net cash used by investing activities                                              (20,930)          (21,899)           (6,587)

FINANCING ACTIVITIES
Net proceeds from initial public offering                                                -            93,385                 -
Purchase of treasury stock                                                          (6,241)                -                 -
Dividend notes paid to WMS Industries Inc.                                               -           (50,000)                -
Payment of notes payable from the purchase of Atari Games Corporation                    -           (16,970)                -
 ................................................................................................................................
Net cash (used) provided by financing activities                                    (6,241)           26,415                 -

Net transactions with WMS Industries Inc.                                                -                 -           (19,493)
 ................................................................................................................................

(Decrease) increase in cash and cash equivalents                                   (25,726)           42,663             9,199
Cash and cash equivalents at beginning of year                                      51,862             9,199                 -
 ................................................................................................................................
Cash and cash equivalents at end of year                                          $ 26,136          $ 51,862          $  9,199
================================================================================================================================

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


NOTE 2: INITIAL PUBLIC OFFERING AND WMS DISTRIBUTION

Since its incorporation in 1988 through the date of the initial public offering, Midway was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). Immediately prior to the initial public offering, Midway effectuated a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding.
   On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock at $20.00 per share. This transaction reduced WMS' ownership in Midway to 86.8%. Net proceeds to Midway from the initial public offering were $93,385,000. The dividend notes payable to WMS of $50,000,000 and all advances from WMS then outstanding were paid with part of the proceeds of the offering.
   On April 6, 1998, WMS completed the spin-off, originally announced on August 11, 1997, of its remaining 86.8% ownership interest of 33,400,000 shares of Midway. The spin-off was completed by means of a tax free pro rata distribution of the Midway shares to the WMS stockholders.


NOTE 3: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND RELATIONSHIP WITH WMS INDUSTRIES INC.
Since its incorporation in 1988 through July 1, 1996 the Company was the primary subsidiary in which WMS conducted the coin-operated video games business. From July 1, 1996 through April 6, 1998, the date of the Midway spin-off, Midway has been the only WMS subsidiary in the coin-operated video games business. Subsequent to April 6, 1998, Midway began operating on a stand-alone basis and all transactions with WMS have been at arm's length.
   On July 1, 1996 (the "Transfer Date") WMS transferred out of Midway all of the operating assets and liabilities relating to the "Bally(R)" pinball business previously conducted by Midway. On the Transfer Date WMS transferred the coin-operated video game operating assets and liabilities not previously part of Midway from other WMS subsidiaries to Midway. Also on the Transfer Date, WMS transferred 100% of the stock of Midway Home Entertainment Inc. and Midway Interactive Inc. to Midway. The aforementioned transfers resulted in WMS concentrating its "Video Game Business" into Midway and its wholly-owned subsidiaries. WMS's net investment has been reflected as Stockholder's Net Investment in the combined financial statements through June 30, 1996. The aforementioned transfers have been reflected in the financial statements for June 30, 1996 and prior periods, and the revenues and expenses of the Bally pinball business have been excluded from these financial statements.
   The combined financial statements at June 30, 1996 and for periods ending June 30, 1996 or prior reflect the historical combined financial position and results of operations of the Video Game Business as if the Company operated the Video Game Business under the structure implemented on the Transfer Date. The results of the Video Game Business include the results of Midway Home Entertainment Inc. and the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation ("Atari Games") on March 29, 1996. The Company believes that this is the most meaningful presentation in that it presents on an historical basis the results of operations and financial condition of all of the components of the Video Game Business that the Company owns after giving effect to the structure implemented on the Transfer Date. The financial statements subsequent to July 1, 1996 are presented on a consolidated basis.
   The financial statements through April 6, 1998 include transfers and allocations of costs and expenses from WMS or other WMS subsidiaries primarily for activities relating to the Midway coin-operated video games business. Cost of sales includes material, labor and labor fringes transferred from the other WMS subsidiaries at cost based on the standard cost of material adjusted to estimated actual using engineered bills of material and actual labor with standard labor fringes applied. Cost of sales also includes allocations of manufacturing overhead cost incurred in the production of coin-operated video games for the Company. Research and development expense includes allocations for certain shared facilities and personnel. Selling and administrative expenses include certain allocations relating to general management, treasury, accounting, human resources, insurance and selling and marketing. These allocations were determined by using various factors such as dollar

MIDWAY GAMES, INC.

                    NOTES TO FINANCIAL STATEMENTS continued


amount of sales, number of personnel, square feet of building space, estimates of time spent to provide services and other appropriate costing measures. In the opinion of management these transfers of cost of sales and allocations are made on a reasonable basis to properly reflect the share of costs incurred by WMS on behalf of the Company.
   The financial statements may not necessarily be representative of results that would have been attained if the Company operated as a separate independent entity.

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

EXCESS OF PURCHASE COST OVER AMOUNT ASSIGNED TO NET ASSETS ACQUIRED (GOODWILL) Goodwill of $45,228,000 and $49,150,000 at June 30, 1998 and 1997, respectively,
(net of accumulated amortization of $8,772,000 and $4,850,000 at June 30, 1998 and 1997, respectively) arising from the acquisitions of Tradewest in April 1994 and Atari Games in March 1996 is being amortized by the straight-line method over 15 to 20 years.

INTELLECTUAL PROPERTIES LICENSES
Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenues primarily from home video game activities, for fiscal 1998, 1997 and 1996 was $2,572,000, $6,537,000 and $18,985,000, respectively.

HOME VIDEO GAME REVENUES
Home video game revenues are recorded when products are shipped to customers. An allowance for returns and discounts is also recorded based upon management's evaluation of historical experience as well as current industry trends.

ADVERTISING EXPENSE
The cost of advertising is charged to earnings as incurred and for fiscal 1998, 1997 and 1996 was $22,732,000, $16,524,000 and $13,338,000, respectively.

EXPORT SALES AND SALES TO A MAJOR CUSTOMER
Export sales primarily to Western Europe were $42,900,000, $70,367,000 and $34,945,000 for fiscal 1998, 1997 and 1996, respectively. Sales of home video games to one mass merchant during fiscal 1998, 1997 and 1996 were $48,914,000, $40,675,000 and $30,898,000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
In December 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings for all public companies with complex capital structures. SFAS No. 128 also requires restatement of all prior period statements of earnings using the dual presentation of basic and diluted EPS. Basic EPS is computed by dividing income by the weighted average number of shares outstanding for the period. Diluted EPS reflects, on a pro forma basis, earnings per share for the period assuming the exercise or conversion of all securities which are exercisable or convertible into common stock and which would either dilute or not affect basic EPS. The adoption of SFAS No. 128 did not impact earnings per share.
   SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" generally requires that companies report segment information for operating segments which are revenue producing components and for which separate financial information is produced and used internally. The Company plans to adopt SFAS No. 131 for the June 30, 1999 fiscal year, but has not yet completed its analysis of the impact of this statement on the financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 4: TRANSACTIONS WITH WMS

The Company, except for Atari Games, for the years prior to fiscal 1998 participated in the WMS central cash management system, pursuant to which all cash receipts were transferred to WMS and all cash disbursements were made by WMS. Seasonal cash needs were provided by WMS. After the completion of the initial public offering the treasury activities of the Video Game Business have been conducted by the Company.

MIDWAY GAMES, INC.



   During the four months ended October 31, 1996 and the fiscal year ended June 30, 1996 one subsidiary that has seasonal cash needs was charged interest at prime and was paid interest at short-term treasury bill rates on the balance of the intercompany amount with WMS. Due to the seasonal cash flows of this subsidiary, the intercompany account with WMS alternated between intercompany accounts payable and receivable. The maximum intercompany amount due to WMS during this period was $25,700,000. Interest income accrued from WMS and interest expense accrued to WMS was as follows:

 ..............................................................
(in thousands)                               1997       1996
 ..............................................................
Interest income                              $  -       $771
Interest expense                              217        442

   Interest expense for fiscal 1997 also included $1,036,000 on the $50,000,000 dividend notes accrued at 6% through October 31, 1996.
   The Company has been charged for the specific production costs, excluding manufacturing overhead, of the coin-operated video games produced by a subsidiary of WMS that totaled $62,416,000, $93,563,000 and $51,961,000 in the period to April 6, 1998 and years ended June 30, 1997 and 1996, respectively. In addition, certain other costs have been allocated to the Company based on the various factors noted in Note 3. Charges to the Company from WMS and WMS subsidiaries for the allocations in the period to April 6, 1998 and years ended June 30, 1997 and 1996 were:

 ..............................................................
(in thousands)                   1998        1997       1996
 ..............................................................
Manufacturing overhead         $5,366      $5,368     $3,947
Research and
  development expense             469         779      1,352
Selling expense                 1,477       3,263      1,933
Administrative expense          1,613       3,452      3,433

   The Company entered into a Manufacturing and Services Agreement with WMS in 1996 under which WMS and its subsidiaries agreed to continue performing contract manufacturing for coin-operated video games for Midway and Atari Games as well as providing general management, financial reporting, and treasury services to the Company and general management, accounting, human resources and selling and marketing services to Midway. The Company was expected to purchase materials and WMS subsidiaries manufactured the coin-operated video games charging actual labor with labor fringes and manufacturing overhead allocated. The labor fringes, manufacturing overhead and other services provided were allocated based on the various factors noted in Note 3 that were used in the financial statements.
   Effective April 6, 1998, in connection with the spin-off described in Note 2, the 1996 agreement was terminated and the Company entered into several agreements with WMS under which WMS will, among other things, perform contract manufacturing and provide information technology services to certain parts of the Company. In addition, under a separate agreement, the Company will provide selling and marketing services for the WMS pinball products. These agreements provide for prices for products or services on an arm's length basis. It is expected that the overall cost structure of the Company, at current or expanded levels of coin-operated video game operations, will not be materially different from that experienced by the Company under the prior Manufacturing and Services Agreement with WMS.
   See Note 7 for income tax allocations.


NOTE 5: ACQUISITIONS

On March 29, 1996, a wholly-owned subsidiary of the Company, Midway Interactive Inc., acquired all the capital stock of Atari Games. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Atari Games subsequent to the acquisition date have been included in the statements of income of the Company. Atari Games was engaged in the business of developing, manufacturing, licensing, publishing and distributing coin-operated video games and home video games.
   The Company assimilated parts of the Atari Games business into the Company's similar activities and exited certain foreign activities. This included, among other things, closing the leased manufacturing plant, transferring production of coin-operated video games to WMS's existing Chicago plant and combining the sales, marketing and distribution of home video games with the Company's home video game operations. A $4,500,000 liability for exit activities was established, the major component of which was $2,500,000 of employee severance costs. The assimilation and exit activities were completed during fiscal 1997 and no adjustment to the exit liability was required.
   The purchase price for Atari Games of $24,015,000 included a cash payment in March 1996 of $2,000,000 and the balance of $22,015,000 in the form of promissory notes. A promissory note for $14,152,000 was payable based upon cash gross profits, as defined, from the sale of specified products of the acquired business and was recorded, as earned, through the second quarter of fiscal 1997. Because $10,866,000 of this note was not recorded at June 30, 1996, property and equipment of Atari Games was recorded at zero and the Company

MIDWAY GAMES, INC.


                    NOTES TO FINANCIAL STATEMENTS continued


recorded negative goodwill from the purchase. At the end of the second quarter of fiscal 1997, the property and equipment of Atari Games was recorded and the excess costs over the amount assigned to net assets acquired (goodwill) of $7,600,000 was recorded and is being amortized over 20 years.
   The unaudited pro forma combined statement of income data of the Company for fiscal 1996 included below was prepared as if Atari Games was acquired as of July 1, 1995, and assimilation and exit activities occurred on that date. The summary does not purport to be indicative of what would have occurred had the acquisition occurred as of the dates indicated or of the results which may occur in the future.

 ................................................................................
(in thousands)                                                             1996
 ................................................................................
Revenues                                                               $329,449
Net income                                                             $ 24,707
 ................................................................................


NOTE 6: PROPERTY AND EQUIPMENT

At June 30 net property and equipment were:

 ................................................................................
(in thousands)                                               1998          1997
 ................................................................................
Leasehold improvements                                   $  2,807       $ 2,332
Furniture, fixtures and engineering equipment              19,023        14,559
 ................................................................................
                                                           21,830        16,891
Less accumulated depreciation                             (12,210)       (7,393)
 ................................................................................
Net property and equipment                               $  9,620       $ 9,498
 ................................................................................



Note 7: Income Taxes

The results of the Company up to April 6, 1998, the date of the spin-off, have been included in the consolidated income tax returns of WMS; however, income taxes have been recorded based on a calculation of the income taxes that would have been incurred if the Company operated as an independent combined entity. WMS and the Company entered into a tax sharing agreement effective July 1, 1996 and ending on the spin-off date that requires a tax calculation, accrual and payment by the Company as if the Company was filing separate tax returns.
   Significant components of the income tax provision on income before extraordinary credit for the years ended June 30, 1998, 1997 and 1996 were:

 ................................................................................
(in thousands)                                      1998        1997       1996
 ................................................................................
Current:
  Federal                                        $20,613     $26,010    $15,423
  State                                            3,077       4,091      2,791
 ................................................................................
    Total current                                 23,690      30,101     18,214
Deferred:
  Federal                                          1,996      (5,265)    (2,156)
  State                                              214      (1,024)      (522)
 ................................................................................
    Total deferred                                 2,210      (6,289)    (2,678)
 ................................................................................
Provision for income taxes                       $25,900     $23,812    $15,536
 ................................................................................

   The income tax provision on income before extraordinary credit differs from the amount computed using the statutory federal income tax rate for the years ended June 30, 1998, 1997 and 1996 as follows:

 ................................................................................
                                                      1998      1997      1996
 ................................................................................
Statutory federal income tax rate                     35.0%     35.0%     35.0%
State income taxes, net of
  federal benefit                                      3.1       3.2       3.6
Foreign sales corporation benefits                     (.5)     (1.0)      (.6)
Other, net                                              .5        .8        .1
 ................................................................................
                                                      38.1%     38.0%     38.1%
 ................................................................................

   The June 30, 1997 income tax provision of $2,001,000 on the extraordinary credit is comprised of the federal tax rate of 35% and a composite state tax rate of 4.66%, net of federal benefit.
   Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes.
   Significant components of the Company's deferred tax assets and liabilities at June 30 were:

 ................................................................................
(in thousands)                                                  1998       1997
 ................................................................................
Deferred tax assets resulting from:
  Inventory valuation                                         $1,002     $1,835
  Accrued items not currently deductible                       1,154      2,230
  Receivable allowance                                         2,850      2,025
  Other                                                            -         26
 ................................................................................
Total deferred tax assets                                      5,006      6,116
 ................................................................................
Deferred tax liabilities resulting from:
  Tax over book depreciation                                     633        687
  Book over tax basis of domestic subsidiary                   2,885      1,845
  Other                                                          956        842
 ................................................................................
Total deferred tax liabilities                                 4,474      3,374
 ................................................................................
Net deferred tax assets                                       $  532     $2,742
 ................................................................................

MIDWAY GAMES INC.


   During fiscal 1998, 1997 and 1996 income taxes paid to WMS were $24,976,000, $28,236,000 and $18,214,000, respectively.


NOTE 8: LINE OF CREDIT

The Company established a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The revolving credit agreement is for a one-year term to October 31, 1998 and contains usual bank line of credit terms.
   The amount of interest paid during fiscal 1997 and 1996 was $2,740,000 and $442,000, respectively.


NOTE 9: PREFERRED STOCK AND COMMON STOCK OPTION PLANS

The preferred stock is issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.
   At the date of the Midway spin-off by WMS, the Midway Rights Agreement became effective. Under the Rights Agreement, each share of Midway common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights are redeemable by the Company at $.01 per Right, subject to certain conditions, at any time and expire in 2007. The Rights are intended to assure fair shareholder treatment in any attempted takeover of the Company and to guard against abusive takeover tactics.
   Under the common stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2007. Options may be granted on 2,750,000 shares of common stock to employees and under certain conditions to non-employee directors and consultants. The Compensation and Stock Option Committee of the Board of Directors has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant.
   The Company accounts for stock options for purposes of determining net income in accordance with APB Opinion No. 25. No compensation expense has been recognized in conjunction with the stock option plan. SFAS No. 123 regarding stock option plans permits the use of APB Opinion No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes.
   Pro forma net income for fiscal 1998 and 1997 adjusted for the expense provision of SFAS No. 123 was $38,586,000 and $36,892,000 or $1.00 and $1.00 per
share of common stock. No calculation of fiscal 1996 pro forma net income under SFAS No. 123 is required since all the options were granted in fiscal 1998 and 1997.
   For pro forma calculations, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 1998 and 1997, respectively: dividend yield of 0% and 0%; expected volatility of .40 and .50; risk free interest rate of 5.65% and 6.2% and expected life of the option of 6 years and 4 years.
   During fiscal 1998 and 1997 options for 475,000 and 1,810,000 shares, respectively, were granted at an exercise price of $16.50 and $20.00 per share, respectively, with a weighted average pro forma fair market value using the Black-Scholes assumptions noted above of $7.92 and $9.09 per share, respectively. All of the 2,285,000 granted options are outstanding at June 30, 1998 and have a weighted average remaining contractual life of 8.7 years and have an average exercise price of $19.27. At June 30, 1998 and 1997 options for 956,000 and 505,000 shares, respectively, were exercisable at an average exercise price of $19.41 and $20.00 per share, respectively. At June 30, 1998, 465,000 shares were available for future grants under the plan.


NOTE 10: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments and trade accounts receivable from the sale of games. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1998, 34% of trade accounts receivable are from sales of coin-operated video games to the Company's distributors located primarily throughout the

MIDWAY GAMES INC.


                    NOTES TO FINANCIAL STATEMENTS continued


United States and Western Europe and, because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit. At times during the fiscal year accounts receivable from certain major home video game customers represent a significant amount of the accounts receivable then outstanding.
   Cash equivalents of $11,755,000 and short-term investments of $12,000,000 at June 30, 1998, which are designated available-for-sale, are recorded at cost which is equal to market and considered by management to be the fair value of these financial instruments.


NOTE 11: LEASE COMMITMENTS

The Company leases certain warehouses, office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1998 as follows:

 ................................................................................
(in thousands)
 ................................................................................
1999                                                                  $ 1,895
2000                                                                    1,817
2001                                                                    1,876
2002                                                                    1,668
2003                                                                    1,547
Thereafter                                                              2,872
 ................................................................................
                                                                       11,675
Less sublease income                                                    4,901
 ................................................................................
                                                                      $ 6,774
 ................................................................................

   Rent expense for fiscal 1998, 1997 and 1996 was $1,872,000, $1,459,000, and
$603,000, respectively, and was offset by sublease income of $633,000 and $536,000 for fiscal 1998 and 1997, respectively. Aggregate future gross lease commitments of $10,004,000 were guaranteed, prior to the acquisition of Atari Games, and continue to be guaranteed by its former parent company.


NOTE 12: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1998 and 1997 are as follows:

 ................................................................................
(in thousands, except                   Sept. 30,  Dec. 31,  Mar. 31,  June 30,
per share amounts)                          1997      1997      1998      1998
 ................................................................................
FISCAL 1998 QUARTERS
  Revenues                               $73,740  $125,057   $94,347   $98,086
  Gross profit                            35,111    63,700    43,369    47,919
  Research and
   development
   expense                                14,123    17,952    17,334    18,068
  Net income                               7,235    18,382     7,007     9,498
Basic and diluted net
  income per share                       $   .19  $    .48   $   .18   $   .25
 ................................................................................
  Average number
   of shares
   outstanding                            38,500    38,500    38,500    38,422

 ................................................................................
(in thousands, except                   Sept. 30,  Dec. 31,  Mar. 31,  June 30,
per share amounts)                          1996      1996      1997      1997
 ................................................................................
Fiscal 1997 Quarters
  Revenues                               $65,555  $125,519   $99,060   $98,092
  Gross profit                            34,380    55,203    35,657    41,579
  Research and
   development
   expense                                12,003    14,780    13,208    15,950
  Income before
   extraordinary
   credit                                  6,077    15,107     6,415    11,252
  Net income                               6,077    15,107     6,415    14,296
Basic and diluted per share:
 ................................................................................
  Income before
  extraordinary
  credit                                 $   .18  $    .41   $   .17   $   .29
  Net income                             $   .18  $    .41   $   .17   $   .37
 ................................................................................
  Average number
  of shares
  outstanding                             33,400    36,800    38,500    38,500

   Net income for the quarter ended June 30, 1997 included an extraordinary gain from the early extinguishment of debt, net of taxes, of $3,044,000, $.08 per share, related to the prepayment, at a discount, of the promissory notes issued for the acquisition of Atari Games.