Form 10-K405, Exhibit 13
period 1999-06-30
MIDWAY GAMES INC
filed 1999-09-27
CIK 1022080

                                                                      EXHIBIT 13

Selected Five-Year Financial Data

(In thousands, except per share amounts)


------------------------------------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA June 30,                    1999             1998       1997        1996(2)           1995
------------------------------------------------------------------------------------------------------------------------------
 REVENUES
       Home video                                          $ 217,890       $ 229,732    $ 219,912    $ 154,102       $  60,839
       Coin-operated video                                   133,905         161,498      168,314       91,321         119,640
------------------------------------------------------------------------------------------------------------------------------

 Total revenues                                              351,795         391,230      388,226      245,423         180,479
------------------------------------------------------------------------------------------------------------------------------

 Gross profit                                                159,809         190,099      166,819      105,367          78,727
------------------------------------------------------------------------------------------------------------------------------

 Operating income                                              8,328(1)       65,075       60,533       40,494          47,136
------------------------------------------------------------------------------------------------------------------------------

 Income before tax provision and extraordinary credit          9,914          68,022       62,663       40,765          46,993
 Provision for income taxes                                   (3,767)        (25,900)     (23,812)     (15,536)        (17,854)
------------------------------------------------------------------------------------------------------------------------------

 Income before extraordinary credit                            6,147          42,122       38,851       25,229          29,139
 Extraordinary gain on early extinguishment of debt, net        --              --          3,044         --              --
------------------------------------------------------------------------------------------------------------------------------

 Net income                                                $   6,147(1)    $  42,122    $  41,895    $  25,229       $  29,139
==============================================================================================================================

 Basic and diluted per share of common stock
------------------------------------------------------------------------------------------------------------------------------
       Income before extraordinary credit                  $     .16       $    1.10    $    1.06    $     .76             .87
------------------------------------------------------------------------------------------------------------------------------
       Net income                                          $     .16(1)    $    1.10    $    1.14    $     .76             .87
------------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding                          37,597          38,481       36,800       33,400          33,400
------------------------------------------------------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA

Total assets                                               $ 219,259       $ 227,423    $ 214,318    $ 118,262       $  81,106
------------------------------------------------------------------------------------------------------------------------------

Working capital                                              120,039         118,286       86,310      (11,618)(3)      27,327(3)
------------------------------------------------------------------------------------------------------------------------------

Dividend notes payable                                          --              --           --         50,000            --
------------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                  --              --           --          7,863            --
------------------------------------------------------------------------------------------------------------------------------

Stockholder's net investment                                    --              --           --          5,488          49,752
------------------------------------------------------------------------------------------------------------------------------

Stockholders' equity                                         177,576         176,649      140,768         --              --
==============================================================================================================================


(1) Fiscal 1999 operating income includes charges for settlement of litigation, restructuring and other unusual items of $13,023,000 which reduced net income on an after-tax basis by $8,074,000, $ .21 per share.

(2) Includes the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation on March 29, 1996.

(3) In fiscal 1996 and 1995 substantially all of the excess cash generated by the Company's operations was regularly remitted to its then parent, WMS Industries Inc., pursuant to WMS Industries Inc. centralized cash management system.

(4) The financial data of Midway Games Inc. for 1996 and 1995 are from the combined operations of Midway Games Inc. reflecting the transfer of certain businesses to and from, Midway's then parent, WMS Industries Inc. as of July 1, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below contains certain forward looking statements concerning future business conditions and the outlook for the Company based on currently available information that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements as a result of certain risks and uncertainties, including, without limitation, the financial strength of the amusement games industry, dependence on new product introductions and the ability to maintain the scheduling of such introductions, technological changes, dependence on dedicated platform manufacturers and other risks more fully described under "Business-Risk Factors" in the Company's Annual Report on Form 10-K.


OVERVIEW
Since its incorporation in 1988 through the date of the initial public offering, Midway Games Inc. ("Midway") was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). Immediately prior to the initial public offering, Midway effectuated a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding.
    On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock at $20.00 per share. This transaction reduced WMS' ownership in Midway to 86.8%. Net proceeds to Midway from the initial public offering were $93,385,000. The dividend notes payable to WMS of $50,000,000 and all advances from WMS then outstanding were paid with part of the proceeds of the offering.
    On April 6, 1998, WMS completed the spin-off, originally announced on August 11, 1997, of its remaining 86.8% ownership interest of 33,400,000 shares of Midway. The spin-off was completed by means of a tax free pro rata distribution of the Midway shares to the WMS stockholders.
    The Company and WMS entered a Manufacturing and Services Agreement in 1996 under which WMS provided contract manufacturing of coin-operated video games and several other services to the Company. Effective April 6, 1998, in connection with the spin-off of the Company by WMS, the 1996 agreement was terminated and the Company entered into several agreements with WMS under which WMS, among other things, performs contract manufacturing of coin-operated video games and provides information technology services to certain parts of the Company. In addition, under a separate agreement, the Company provides selling and marketing services for the WMS pinball products. These agreements provide for products or services on an arm's length basis. See Notes 3 and 4 to the financial statements. The overall cost structure of the Company, has not been materially different in fiscal 1999 from that experienced by the Company under the prior Manufacturing and Services Agreement with WMS.


FINANCIAL CONDITION
Cash provided by operating activities before changes in operating assets and liabilities was $25,548,000 in fiscal 1999 and $70,117,000 in fiscal 1998. The decrease was primarily the result of the decrease in net income.
    The changes in the operating assets and liabilities, as shown in the consolidated statements of cash flows, resulted in a cash outflow of $1,706,000 in fiscal 1999, which was primarily due to outflows from increased inventory and prepaid income taxes, partially offset by inflow from lower receivables. The changes in the operating assets and liabilities in fiscal 1998 resulted in cash outflow of $68,672,000, primarily due to increased receivables. The increase in accounts receivable at June 30, 1998 from the balance at June 30, 1997 resulted primarily from the timing of the initial release of certain home video games late in the fourth quarter of fiscal 1998 as well as a 79% increase in home video games revenues in the fourth quarter of fiscal 1998 compared to the prior year fourth quarter.
    Cash provided by investing activities was $6,788,000 in fiscal 1999 primarily from the sale of short-term investments compared to cash used of $20,930,000 in fiscal 1998 primarily for the payments of acquisitions. Cash used for the purchase of property and equipment increased to $5,212,000 in fiscal 1999 from $4,530,000 in fiscal 1998.
    Cash used by financing activities was $5,220,000 in fiscal 1999 compared to $6,241,000 in fiscal 1998. In fiscal 1999, $7,810,000 of cash was received from the sale of 1,000,000 shares of common stock, net of issuance cost. In fiscal 1999, $13,030,000 of cash was used in the purchase of treasury shares compared with $6,241,000 in fiscal 1998.
    See the Consolidated Statements of Cash Flows on page 18 for further details of cash flow items.
    The home video business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, certain platform manufacturers that manufacture home video games for the Company require letters of credit for the full purchase price at the time a purchase order is accepted.

    At June 30, 1999, the Company had repurchased 1,463,000 shares of its common stock, under the Board of Directors authorization. The Board of Directors has authorized the purchase of up to two million shares of common stock from time to time, depending on market conditions.
    The Company has a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The revolving credit agreement extends to October 31, 1999 and contains usual bank line of credit terms. There were no borrowings under the credit line at June 30, 1999 and $7,802,000 of letters of credit were outstanding. Management believes that cash and cash equivalents, cash flow from operations and amounts available under the line of credit will be adequate to fund the anticipated levels of inventories and accounts receivable required in the operation of the business and the Company's other presently anticipated needs including the purchase of shares of the Company's common stock.

RESULTS OF OPERATIONS
The following table sets forth for the years indicated certain items in or derived from the Company's statements of income expressed as a percentage of revenues:


------------------------------------------------------------------------------------------------------
June 30,                                          1999                   1998                    1997
------------------------------------------------------------------------------------------------------
Revenues
  Home video                                      61.9%                  58.7%                   56.6%
  Coin-operated video                             38.1%                  41.3%                   43.4%
------------------------------------------------------------------------------------------------------
  Total revenues                                 100.0%                 100.0%                  100.0%
Cost of sales                                     54.6%                  51.4%                   57.0%
------------------------------------------------------------------------------------------------------
Gross profit                                      45.4%                  48.6%                   43.0%
Research and development
  expense                                         21.6%                  17.3%                   14.4%
Selling expense                                   12.3%                   9.8%                    7.9%
Administrative expense                             5.2%                   4.9%                    5.1%
Restructuring expense                              0.8%                  --                      --
Litigation and settlement expense                  3.1%                  --                      --
------------------------------------------------------------------------------------------------------
Operating income                                   2.4%                  16.6%                   15.6%
Interest and other income, net                     0.4%                   0.8%                    0.5%
------------------------------------------------------------------------------------------------------
Income before tax provision
  and extraordinary credit                         2.8%                  17.4%                   16.1%
Provision for income taxes                         1.1%                   6.6%                    6.1%
------------------------------------------------------------------------------------------------------
Income before
  extraordinary credit                             1.7%                  10.8%                   10.0%
Extraordinary gain on early
  extinguishment of debt, net                      0.0%                   0.0%                    0.8%
------------------------------------------------------------------------------------------------------
Net income                                         1.7%                  10.8%                   10.8%
------------------------------------------------------------------------------------------------------


FISCAL 1999 COMPARED WITH FISCAL 1998
Revenues decreased $39,435,000 or 10.1% from $391,230,000 in fiscal 1998 to $351,795,000 in fiscal 1999.
    Home video game revenues decreased $11,842,000 or 5.2% from $229,732,000 in fiscal 1998 to $217,890,000 in fiscal 1999. The decrease in home video revenues was primarily due to a reliance on third party designed games that were favorably reviewed but did not do well in the market place and a reduced number of home games converted from coin-op games that generally have higher sales. Home video game gross profit was 53.0% of revenues in fiscal 1999 compared to 54.3% of revenues in fiscal 1998.
    Coin-operated video game revenues decreased $27,503,000 or 17.1% from $161,498,000 in fiscal 1998 to $133,905,000 in fiscal 1999. The decrease in coin-operated video game revenues was primarily from a reduced number of sit down driving games in the product mix and a sharp decrease in demand, during the latter part of fiscal 1999, for games that incorporate guns or a shooting theme.
    Gross profit decreased $30,290,000 or 15.9% from $190,099,000 (48.6% of revenues) in fiscal 1998 to $159,809,000 (45.4% of revenues) in fiscal 1999, primarily due to lower revenues and lower margins on coin-operated games sold during fiscal 1999.
    Research and development expenses increased $8,532,000 or 12.6% from $67,477,000 (17.3% of revenues) in fiscal 1998 to $76,009,000 (21.6% of revenues) in fiscal 1999. The increase is due in part to an increased number of internal game development teams and in part to additional externally developed home video games released during fiscal 1999.
    Selling expense increased $4,976,000 or 13.0% from $38,288,000 (9.8% of revenues) in fiscal 1998 to $43,264,000 (12.3% of revenues) in fiscal 1999. The increase was primarily due to increased level of advertising for NFL Blitz home video game.
    Administrative expense decreased $818,000 or 4.2% from $19,259,000 (4.9% of revenues) in fiscal 1998 to $18,441,000 (5.2% of revenues) in fiscal 1999.
    Restructuring expense in fiscal 1999 was $2,742,000 and represents primarily cost of employee severance. The restructuring eliminates certain duplicative functions in our Midway and Atari coin-op business units and is expected to reduce overhead by approximately $5,000,000 per year.
    The litigation and settlement expense in fiscal 1999 of $11,025,000 includes $2,525,000 of professional and legal expense and $8,500,000 for the settlement of litigation and disputes with GT Interactive resulting from distribution agreements. The agreements have been terminated and the Company is now able to sell its home video games directly to markets outside North America.
    Operating income decreased $56,747,000 or 87.2% from $65,075,000 (16.6% of revenues) in fiscal 1998 to $8,328,000 (2.4% of revenues) in fiscal 1999 primarily due to lower sales and decreased gross profit, increased research and development and selling expenses, coupled with the litigation and settlement costs and restructuring expenses.

    The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 38.0% in fiscal 1999 and 38.1% in fiscal 1998.

    Net income decreased $35,975,000 or 85.4% from $42,122,000, $1.10 per share, in fiscal 1998 to $6,147,000, $ .16 per share, in fiscal 1999. Fiscal 1999 net income was reduced by $8,074,000, $ .21 per share, for litigation settlement, restructuring and other unusual items.



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

    Net income increased $227,000 or 0.5% from $41,895,000, $1.14 per share, in fiscal 1997 to $42,122,000, $1.10 per share, in fiscal 1998. Fiscal 1997 net income includes $3,044,000, $.08 per share, from an extraordinary gain on early extinguishment of debt. Excluding the effects of the extraordinary gain in fiscal 1997, earnings increased $3,271,000 or 8.4% from $38,851,000 in fiscal 1997 to $42,122,000 in fiscal 1998 and per share earnings increased 3.8% from $1.06 per share to $1.10 per share. The number of shares used in calculating per share earnings increased by 4.6% to 38,481,000 in fiscal 1998 from 36,800,000 in fiscal 1997 because of the shares of common stock sold in the October 29, 1996 public offering. The increase in income before extraordinary credit was primarily the result of the increase in gross profit resulting from the increase in the percentage of home video game revenues in total revenues and the increase in the home video game gross profit margin noted above, after absorbing the increases in research and development and selling expenses.

IMPACT OF INFLATION

During the past three years, the level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's products in the market place.


SEASONALITY

The home video game business is highly seasonal and historically has resulted in higher revenues and net income in the first and second quarters of the June 30 fiscal year due to customer purchases preceding the year-end retail holiday selling season. The coin-operated video game business has not historically been seasonal but quarterly revenues and net income may increase when a coin-operated video game that achieves significant player appeal is introduced.


YEAR 2000 (YEAR 2000 READINESS DISCLOSURE)

Since 1996, we have worked to make our systems Y2K compliant together with WMS, our Chicago information services provider. All critical systems have been made compliant, however testing is ongoing and some servers and personal computers may require replacement in non-critical areas.

    We believe that there are no Y2K issues with respect to the functionality of any of our products sold in the past or to be sold in the future. We also believe that there are no Y2K issues with respect to the functionality of the hardware platforms for which we sell home video games.

    WMS provides contract manufacturing services to us. WMS has assured us in writing that the systems used in their contract manufacturing are Y2K compliant. WMS also has notified us that the assembly of the coin-operated video games should not be affected by malfunctioning tools or equipment using embedded microprocessors, as the assembly process is not heavily reliant on such tools or equipment.

    We may be exposed to potential Y2K problems because we rely on distributors, large customers and coin-operated video game component suppliers. We have contacted certain suppliers and customers to assess the potential problems, if any.

A determination as to our customers' or suppliers' levels of readiness cannot be made. However based on the significant level of responses received from suppliers and customers, it appears that they are either Y2K ready or working towards becoming Y2K ready. The Company will continue to follow up with those customers and suppliers who have not responded or indicated their Y2K work is in process. If needed, to avoid potential Y2K problems detected by our suppliers, we will adjust the coin-operated title release dates and at worst we would expect a short-term delay in shipments of our products. If such a delay should occur, we do not expect to experience a material adverse effect on operating results for any reportable period.

    Midway does not have a contingency plan for undetected Y2K problems. Those problems, if they occur, will be dealt with immediately upon occurrence. The effect on Midway of such occurrence cannot be determined at this time.

    This discussion of Y2K risks and readiness contains certain forward-looking statements concerning future conditions and our business outlook based on currently available information that involve risks and uncertainties. The actual state of our Y2K readiness and exposure could differ materially from that anticipated in the forward-looking statements as a result of certain risks and uncertainties, including, without limitation, the ability to obtain supplies and energy, make deliveries, communicate with business partners, the Y2K readiness of customers and other business partners and the other risks described above.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY-HOLDER MATTERS

Midway Games Inc. common stock, par value $.01 per share, is traded on the New York Stock Exchange under the symbol MWY. The table sets forth for the periods indicated the high and low sale prices per share as reported on the New York Stock Exchange.

-------------------------------------------------------------------------------
Calendar Period                                High                      Low
-------------------------------------------------------------------------------
1997
Third Quarter                                 $26 13/16               $18 3/8
Fourth Quarter                                 26  3/4                 16 1/2
-------------------------------------------------------------------------------
1998
First Quarter                                 $25  1/4                $17 1/8
Second Quarter                                 25 11/16                12
Third Quarter                                  17  1/8                  9 3/8
Fourth Quarter                                 13  1/16                 9
-------------------------------------------------------------------------------
1999
First Quarter                                 $11  5/16               $ 7  5/8
Second Quarter                                 12 15/16                 8  1/16
Third Quarter (through August 25, 1999)        13 15/16                10  1/2
-------------------------------------------------------------------------------

No cash dividends with respect to the common stock were declared or paid during fiscal 1999 or 1998. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.
    At August 12, 1999, there were approximately 1,397 holders of record of the Company's common stock.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Midway Games Inc.

We have audited the accompanying consolidated balance sheets of Midway Games Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midway Games Inc. and subsidiaries at June 30, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young L.L.P.

Chicago, Illinois
August 25, 1999

CONSOLIDATED BALANCE SHEETS





(In thousands)


-------------------------------------------------------------------------------------------------------------------
June 30,                                                                                      1999            1998
-------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:

Cash and cash equivalents                                                               $   51,546     $    26,136

Short-term investments                                                                          --          12,000
------------------------------------------------------------------------------------------------------------------
                                                                                            51,546          38,136

Receivables, less allowances of $4,954 in 1999 and $7,017 in 1998                           46,244          86,198

Inventories

  Raw materials and work in progress                                                         9,437           9,441

  Finished goods                                                                            22,841          13,838
------------------------------------------------------------------------------------------------------------------
                                                                                            32,278          23,279

Prepaid income taxes                                                                         7,272              --

Deferred income taxes                                                                        9,132           4,966

Other current assets                                                                        10,757           9,607
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                       157,229         162,186


Property and equipment, net                                                                 10,228           9,620

Excess of purchase cost over amount assigned to net assets acquired, net                    41,307          45,228

Other assets                                                                                10,495          10,389
------------------------------------------------------------------------------------------------------------------
Total assets                                                                            $  219,259     $   227,423
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable                                                                        $   13,457     $    18,358

Accrued compensation and related benefits                                                    5,601           8,776

Accrued litigation settlement                                                                8,500              --

Income taxes payable                                                                            --           2,580

Accrued royalties                                                                            2,210           4,191

Other accrued liabilities                                                                    7,422           9,995
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   37,190          43,900


Deferred income taxes                                                                        4,493           4,434

Other noncurrent liabilities                                                                    --           2,440


Stockholders' equity:

Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued                       --              --

Common stock, $.01 par value, 100,000,000 shares
    authorized, shares issued-38,750,000 in 1999 and 38,500,000 in 1998                        388             385

Additional paid-in capital                                                                  96,407          98,488

Retained earnings                                                                           90,164          84,017
------------------------------------------------------------------------------------------------------------------
                                                                                           186,959         182,890

Treasury stock, at cost-713,000 shares in 1999 and 463,200 shares in 1998                   (9,383)         (6,241)
------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                 177,576         176,649
------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                              $  219,259     $   227,423
------------------------------------------------------------------------------------------------------------------
See notes to financial statements.

CONSOLIDATED STATEMENTS OF INCOME



(In thousands, except per share amounts)

---------------------------------------------------------------------------------------------------
Years Ended June 30,                                        1999          1998            1997
---------------------------------------------------------------------------------------------------
REVENUES

     Home video                                          $217,890       $229,732       $219,912
     Coin-operated video                                  133,905        161,498        168,314
---------------------------------------------------------------------------------------------------
Total revenues                                            351,795        391,230        388,226

Cost of sales                                             191,986        201,131        221,407
---------------------------------------------------------------------------------------------------
Gross profit                                              159,809        190,099        166,819

Research and development expense                           76,009         67,477         55,941
Selling expense                                            43,264         38,288         30,443
Administrative expense                                     18,441         19,259         19,902
Restructuring expense                                       2,742            --              --
Litigation and settlement expense                          11,025            --              --
---------------------------------------------------------------------------------------------------
Operating Income                                            8,328         65,075         60,533

Interest and other Income                                   1,586          2,947          4,504
Interest expense                                              --             --          (2,374)
---------------------------------------------------------------------------------------------------
Income before tax provision and extraordinary credit        9,914         68,022         62,663

Provision for income taxes                                 (3,767)       (25,900)       (23,812)
---------------------------------------------------------------------------------------------------
Income before extraordinary credit                          6,147         42,122         38,851
Extraordinary gain on early extinguishment of debt,
  net of taxes of $2,001                                      --             --           3,044
---------------------------------------------------------------------------------------------------
Net income                                               $  6,147       $ 42,122       $ 41,895
---------------------------------------------------------------------------------------------------

Basic and diluted per share of common stock
  Income before extraordinary credit                         $.16          $1.10          $1.06
  Extraordinary gain on early extinguishment of debt,
    net                                                       --             --             .08
---------------------------------------------------------------------------------------------------
  Net income                                                 $.16          $1.10          $1.14
===================================================================================================
Average number of shares outstanding                       37,597         38,481         36,800
---------------------------------------------------------------------------------------------------

See notes to financial statements.

Consolidated Statements of Changes in Stockholders' Equity



(In thousands)


--------------------------------------------------------------------------------------
                                                      Common Stock
                                                                          Additional
                                                  Number         Par        Paid-in
                                                  of Shares     Value       Capital
--------------------------------------------------------------------------------------
Combined balance at June 30, 1996
Formation transactions on July 1, 1996             33,400       $ 334      $ 5,154
Net proceeds from initial public offering           5,100          51       93,334
Net income
--------------------------------------------------------------------------------------
Balance at June 30, 1997                           38,500         385       98,488
Net income
Purchase of treasury stock (463,200 shares)
--------------------------------------------------------------------------------------
Balance at June 30, 1998                           38,500         385       98,488
Net income
Purchase of treasury stock (999,800 shares)
Sale of common stock                                  250           3        1,807
Treasury shares sold pursuant to employee
   incentive plan (750,000 shares)                                          (3,888)
--------------------------------------------------------------------------------------
Balance at June 30, 1999                           38,750       $ 388      $96,407
--------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

                                                            Treasury     Stockholder's        Total
                                                Retained     Stock,          Net          Stockholders'
                                                Earnings     At Cost      Investment         Equity
------------------------------------------------------------------------------------------------------
Combined balance at June 30, 1996                                          $  5,488
Formation transactions on July 1, 1996                                       (5,488)       $  5,488
Net proceeds from initial public offering                                                    93,385
Net income                                       $41,895                                     41,895
------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                          41,895         --             --          140,768
Net income                                        42,122                                     42,122
Purchase of treasury stock (463,200 shares)                  $ (6,241)                       (6,241)
------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                          84,017       (6,241)          --          176,649
Net income                                         6,147                                      6,147
Purchase of treasury stock (999,800 shares)                   (13,030)                      (13,030)
Sale of common stock                                                                          1,810
Treasury shares sold pursuant to employee
   incentive plan (750,000 shares)                              9,888                         6,000
------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                         $90,164     $ (9,383)      $   --         $177,576
------------------------------------------------------------------------------------------------------

See notes to financial statements

Consolidated Statements of Cash Flows



(In thousands)

----------------------------------------------------------------------------------------------------------------------------
Years Ended June 30,                                                                    1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Income                                                                           $  6,147      $  42,122      $  41,895
Adjustments to reconcile net Income to net cash provided by operating activities:
  Depreciation and amortization                                                        10,840          8,913          6,297
  Receivables provision                                                                12,668         16,872         14,586
  Deferred income taxes                                                                (4,107)         2,210         (5,777)
  Extraordinary gain on early extinguishment of debt                                      --             --          (5,045)
  Increase (decrease) resulting from changes in operating assets and liabilities:
    Receivables                                                                        27,286        (48,593)       (20,112)
    Inventories                                                                        (8,999)         4,679         (2,936)
    Other current assets                                                               (1,150)        (5,278)         1,078
    Accounts payable and accruals                                                      (4,130)        (8,509)         2,289
    Income taxes                                                                       (9,852)        (1,286)         3,354
    Other assets and liabilities not reflected elsewhere                               (4,861)        (9,685)         2,518
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              23,842          1,445         38,147

INVESTING ACTIVITIES
Purchase of property and equipment                                                     (5,212)        (4,530)        (4,699)
Payment for Tradewest acquisition                                                         --         (14,400)        (7,200)
Net change in short-term Investments                                                   12,000         (2,000)       (10,000)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                        6,788        (20,930)       (21,899)

FINANCING ACTIVITIES
Net proceeds from initial public offering                                                 --             --          93,385
Net proceeds from sale of common stock                                                  7,810            --             --
Purchase of treasury stock                                                            (13,030)        (6,241)           --
Dividend notes paid to WMS Industries Inc.                                                --             --         (50,000)
Payment of notes payable from the purchase of Atari Games Corporation                     --             --         (16,970)
----------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                       (5,220)        (6,241)        26,415
----------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                       25,410        (25,726)        42,663
Cash and cash equivalents at beginning of year                                         26,136         51,862          9,199
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $ 51,546       $ 26,136       $ 51,862
----------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

Notes to Financial Statements



NOTE 1: NATURE OF BUSINESS


Midway Games Inc. ("Midway") and its subsidiaries (the "Company") operates in one operating segment, the design and distribution of coin-operated video games and publishing, licensing and distribution of home video games (the "Video Game Business"). Coin-operated video games are sold to distributors worldwide who sell them to operators and arcades. Home video games are sold to mass merchants, video rental retailers, and entertainment software distributors in North America. Prior to June 30, 1999, the Company participated in other worldwide markets through licensing and distribution agreements with third parties but will be selling its home video games on a worldwide basis in future years. Consumers buy or rent the home video games to use on game systems (Nintendo, Sony and Sega) and on personal computers.


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

     On April 6, 1998, WMS completed the spin-off of its remaining 86.8% ownership interest of 33,400,000 shares of Midway. The spin-off was completed by means of a tax free pro rata distribution of the Midway shares to the WMS stockholders.


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

     On July 1, 1996 (the "Transfer Date") WMS transferred out of Midway all of the operating assets and liabilities relating to the "Bally(R)" pinball business previously conducted by Midway. On the Transfer Date WMS transferred the coin-operated video game operating assets and liabilities not previously part of Midway from other WMS subsidiaries to Midway. Also on the Transfer Date, WMS transferred 100% of the stock of Midway Home Entertainment Inc. and Midway Interactive Inc. to Midway. The aforementioned transfers resulted in WMS concentrating its "Video Game Business" into Midway and its wholly-owned subsidiaries. WMS's net investment has been reflected as Stockholder's Net Investment in statement of changes in stockholders' equity through June 30, 1996.

     The consolidated income statement for fiscal 1997 and fiscal 1998, through April 6, 1998, include transfers and allocations of costs and expenses from WMS or other WMS subsidiaries primarily for activities relating to the Midway coin-operated video games business. Cost of sales includes material, labor and labor fringes transferred from the other WMS subsidiaries at cost based on the standard cost of material adjusted to estimated actual using engineered bills of material and actual labor with standard labor fringes applied. Cost of sales also includes allocations of manufacturing overhead cost incurred in the production of coin-operated video games for the Company. Research and development expense includes allocations for certain shared facilities and personnel. Selling and administrative expenses include certain allocations relating to general management, treasury, accounting, human resources, insurance and selling and marketing. These allocations were determined by using various factors such as dollar amount of sales, number of personnel, square feet of building space, estimates of time spent to provide services and other appropriate costing measures. In the opinion of management these transfers of cost of sales and allocations are made on a reasonable basis to properly reflect the share of costs incurred by WMS on behalf of the Company.
     The results of operations for fiscal 1998 and 1997 may not necessarily be representative of results that would have been attained if the Company operated as a separate independent entity.

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

EXCESS OF PURCHASE COST OVER AMOUNT ASSIGNED TO NET ASSETS ACQUIRED (GOODWILL) Goodwill of $41,307,000 and $45,228,000 at June 30, 1999 and 1998, respectively,
(net of accumulated amortization of $12,693,000 and $8,772,000 at June 30, 1999 and 1998, respectively) arising from the acquisitions of Tradewest in 1994 and Atari Games in 1996 is being amortized by the straight-line method over 15 to 20 years.

INTELLECTUAL PROPERTIES LICENSES
Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenues primarily from home video game activities, for fiscal 1999, 1998 and 1997 was $4,116,000, $2,572,000 and $6,537,000, respectively.

CONSOLIDATION POLICY
The consolidated financial statements include the accounts of Midway and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

HOME VIDEO GAME REVENUES
Home video game revenues are recorded when products are shipped to customers. An allowance for returns and discounts is also recorded based upon management's evaluation of historical experience as well as current industry trends.

ADVERTISING EXPENSE
The cost of advertising is charged to earnings as incurred and for fiscal 1999, 1998 and 1997 was $27,272,000, $22,732,000 and $16,524,000, respectively.

EXPORT SALES AND SALES TO MAJOR CUSTOMERS
Export sales were $35,582,000, $42,900,000 and $70,367,000 for fiscal 1999,
1998 and 1997, respectively. Sales of home video games to two mass merchants during fiscal 1999 were $41,539,000 and $38,183,000, and to one mass merchant in fiscal 1998 and 1997 were $48,914,000 and $40,675,000, respectively.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 4: TRANSACTIONS WITH WMS
Interest expense for fiscal 1997 included $1,253,000 of interest charged by WMS primarily on the $50,000,000 dividend notes accrued at 6% through October 31, 1996.
     The Company has been charged for the specific production costs, excluding manufacturing overhead, of the coin-operated video games produced by a subsidiary of WMS that totaled $62,416,000 and $93,563,000 in the period to April 6, 1998 and year ended June 30, 1997, respectively. In addition, certain other costs have been allocated to the Company based on the various factors noted in Note 3. Charges to the Company from WMS and WMS subsidiaries for the allocations in the period to April 6, 1998 and year ended June 30, 1997 were:

--------------------------------------------------------------------------------
(in thousands)                                         1998                1997
--------------------------------------------------------------------------------
Manufacturing overhead                               $5,366              $5,368
Research and development expense                        469                 779
Selling expense                                       1,477               3,263
Administrative expense                                1,613               3,452
--------------------------------------------------------------------------------

The Company entered into a Manufacturing and Services Agreement with WMS in 1996 under which WMS and its subsidiaries agreed to continue performing contract manufacturing for coin-operated video games for Midway and Atari Games as well as providing general management, financial reporting, and treasury services to the Company and general management, accounting, human resources and selling and marketing services to Midway. The Company was expected to purchase materials and WMS subsidiaries manufactured the coin-operated video games charging actual labor with labor fringes and manufacturing overhead allocated. The labor fringes, manufacturing overhead and other services provided were allocated based on the various factors noted in Note 3.
     Effective April 6, 1998, in connection with the spin-off described in Note 2, the 1996 agreement was terminated and the Company entered into several agreements with WMS under which WMS, among other things, performs contract manufacturing and provides information technology services to certain parts of the Company. In addition, under a separate agreement, the Company provides selling and marketing services for the WMS pinball products. These agreements provide for prices for products or services on an arm's length basis. The overall cost structure of the Company has not been materially different in fiscal 1999 from that experienced by the Company under the prior Manufacturing and Services Agreement with WMS.
     See Note 7 for income tax allocations.

NOTE 5: RESTRUCTURING EXPENSE

During fiscal 1999 the Company incurred $2,742,000 of restructuring expense ($1,700,000, $.05 per share, after tax) for severance of 53 employees and other costs. The restructuring reduced redundancies in sales, marketing, product development and administration in the Midway and Atari coin-operated business units.

NOTE 6: PROPERTY AND EQUIPMENT

At June 30 net property and equipment were:

-------------------------------------------------------------------------------------------
(In thousands)                                                     1999                1998
-------------------------------------------------------------------------------------------
Leasehold improvements                                       $    3,473          $    2,807
Furniture, fixtures and engineering equipment                    23,164              19,023
-------------------------------------------------------------------------------------------
                                                                 26,637              21,830
Less accumulated depreciation                                   (16,409)            (12,210)
-------------------------------------------------------------------------------------------
Net property and equipment                                   $   10,228          $    9,620
===========================================================================================


NOTE 7: INCOME TAXES
The results of the Company up to April 6, 1998, the date of the spin-off, have been included in the consolidated income tax returns of WMS; however, income taxes have been recorded based on a calculation of the income taxes that would have been incurred if the Company operated as an independent entity. WMS and the Company entered into a tax sharing agreement effective July 1, 1996 and ending on the spin-off date that requires a tax calculation, accrual and payment by the Company as if the Company was filing separate tax returns.
     Significant components of the income tax provision on income before extraordinary credit for the years ended June 30 were:

------------------------------------------------------------------------
(In thousands)                     1999             1998            1997
------------------------------------------------------------------------
Current:
 Federal                        $ 6,303         $ 20,613        $ 26,010
 State                              971            3,077           4,091
------------------------------------------------------------------------
Total current                     7,874           23,690          30,101
Deferred:
 Federal                         (3,383)           1,996          (5,265)
 State                             (724)             214          (1,024)
------------------------------------------------------------------------
Total deferred                   (4,107)           2,210          (6,289)
------------------------------------------------------------------------
Provision for income taxes      $ 3,767         $ 25,900        $ 23,812
========================================================================

The income tax provision on income before extraordinary credit differs from the amount computed using the statutory federal income tax rate for the years ended June 30 as follows:

----------------------------------------------------------------------------------
(In thousands)                               1999             1998            1997
----------------------------------------------------------------------------------
Statutory federal income tax rate            35.0%            35.0%           35.0%
State income taxes, net of
  federal benefit                             1.6              3.1             3.2
Foreign sales corporation benefits              -              (.5)           (1.0)
Other, net                                    1.4               .5              .8
----------------------------------------------------------------------------------
                                             38.0%            38.1%           38.0%
==================================================================================

The June 30, 1997 income tax provision of $2,001,000 on the extraordinary credit is comprised of the federal tax rate of 35% and a composite state tax rate of 4.66%, net of federal benefit.
     Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes.
     Significant components of the Company's deferred tax assets and liabilities at June 30 were:

----------------------------------------------------------------------------------------------
(In thousands)                                                   1999                     1998
----------------------------------------------------------------------------------------------
Deferred tax assets resulting from:
     Inventory valuation                                      $ 3,360                  $ 1,002
     Accrued items not currently deductible                     3,385                    1,154
     Receivable allowance                                       2,031                    2,850
----------------------------------------------------------------------------------------------
Total deferred tax assets                                       8,776                    5,006
----------------------------------------------------------------------------------------------
Deferred tax liabilities resulting from:
     Tax over book depreciation                                   457                      633
     Book over tax basis of domestic subsidiary                 2,723                    2,885
     Other                                                        957                      956
----------------------------------------------------------------------------------------------
Total deferred tax liabilities                                  4,137                    4,474
----------------------------------------------------------------------------------------------
Net deferred tax assets                                       $ 4,639                  $   532
==============================================================================================

     During fiscal 1999 income taxes paid were $17,726,000. During fiscal 1998 and 1997 income taxes paid to WMS were $24,976,000 and $28,236,000, respectively.

NOTE 8: LINE OF CREDIT

The Company established a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The revolving credit agreement is for a one-year term to October 31, 1999 and contains usual bank line of credit terms.
     The amount of interest paid during fiscal 1997 was $2,740,000.

NOTE 9: PREFERRED STOCK AND COMMON STOCK OPTION PLANS
The preferred stock is issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.
     At the date of the Midway spin-off by WMS, the Midway Rights Agreements became effective. Under the Rights Agreement, each share of Midway common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights are redeemable by the Company at $.01 per Right, subject to certain conditions, at any time and expire in 2007. The Rights are intended to assure fair shareholder treatment in any attempted takeover of the Company and to guard against abusive takeover tactics.
     Under the common stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2009. The plans authorized options grants on 6,750,000 shares of common stock to employees and under certain conditions to non-employee directors and consultants. The Compensation and Stock Option Committee of the Board of Directors has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years of be granted at less than 100% of the fair market value of the stock at the date of grant.
At June 30, 1999, 6,750,000 shares of common stock were reserved for possible issuance for stock option plans.

    A summary of the status of the Company's stock option plans for the three years ended June 30, 1999 was as follows:

-------------------------------------------------------------------------
                                                              Weighted
                                                Shares        average
                                                 (000)     Exercise Price
-------------------------------------------------------------------------
Outstanding at June 30, 1996                        --             --
Granted                                          1,810         $20.00
                                                 -----

Outstanding at June 30, 1997                     1,810          20.00
Granted                                            475          16.50
                                                 -----

Outstanding at June 30, 1998                     2,285          19.27
Granted                                          2,513           8.43
Forfeited                                          (40)         20.00
                                                 -----
Outstanding at June 30, 1999                     4,758          13.54
-------------------------------------------------------------------------

The following summarizes information about stock options outstanding at June 30, 1999:


Range of Exercise Prices        Number           Weighted Average        Weighted
                              Outstanding           Remaining             Average
                                (000)            Contractual Life      Exercise Price
                                                     in Years
--------------------------------------------------------------------------------------
$ 8.00  -  $ 12.31               2,513                  9.6                $ 8.43
 16.50  -    20.00               2,245                  7.7                 19.26
                                 -----

  8.00  -    20.00               4,758                  8.7                 13.54
--------------------------------------------------------------------------------------

At June 30, 1999 options for 1,334,000 shares were exercisable at a weighted average exercise price of $19.39 with a range of $16.50 to $20.00. At June 30, 1998 and 1997 options for 956,000 and 505,000 shares, respectively, were exercisable at an average exercise price of $19.41 and $20.00 per share, respectively. At June 30, 1999, 1,992,000 shares were available for future grants under the plans.




    The Company accounts for stock options for purposes of determining net income in accordance with APB Opinion No. 25. No compensation expense has been recognized in conjunction with the stock option plan. SFAS No. 123 regarding stock option plans permits the use of APB Opinion No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes.

    Pro forma net income for fiscal 1999, 1998 and 1997 adjusted for the expense provision of SFAS No. 123 was $564,000, $38,586,000 and $36,892,000,
respectively, or $.02, $1.00 and $1.00, respectively, per share of common stock.

    For pro forma calculations, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 1999, 1998 and 1997, respectively: dividend yield of 0%, 0% and 0%; expected volatility of .70, .40 and .50; risk free interest rate of 5.95%, 5.65% and 6.2% and expected life of the option of 6 years, 6 years and 4 years.

    During fiscal 1999, 1998 and 1997 options granted had a weighted average pro forma fair market value using the Black-Scholes assumptions noted above of $5.68, $7.92 and $9.09 per share, respectively.



NOTE 10: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, and trade accounts receivable from the sale of games. By policy, the Company places its cash equivalents only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1999, 68% of trade accounts receivable are from sales of coin-operated video games to the Company's distributors located primarily throughout the United States and Western Europe and, because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit. At times during the fiscal year accounts receivable from certain major home video game customers represent a significant amount of the accounts receivable then outstanding.
    Cash equivalents of $28,481,000 at June 30, 1999, which are designated available-for-sale, are recorded at cost which is equal to market and considered by management to be the fair value of these financial instruments.

NOTE 11: LEASE COMMITMENTS
The Company leases certain warehouses, office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1999 as follows:

----------------------------------------------------------------------------
(in thousands)
----------------------------------------------------------------------------
2000                                                             $ 2,075
2001                                                               2,006
2002                                                               2,013
2003                                                               1,867
2004                                                               1,752
Thereafter                                                         1,398
----------------------------------------------------------------------------
                                                                  11,111
Less sublease income                                               4,198
----------------------------------------------------------------------------
                                                                 $ 6,913
----------------------------------------------------------------------------

    Rent expense for fiscal 1999, 1998 and 1997 was $2,281,000, $1,872,000, and
$1,459,000, respectively, and was offset by sub-lease income of $702,000, $633,000 and $536,000 for fiscal 1999, 1998 and 1997, respectively. Aggregate future gross lease commitments of approximately $8,600,000 were guaranteed, prior to the acquisition of Atari Games, and continue to be guaranteed by its former parent company.

NOTE 12: LITIGATION SETTLEMENT
GT Interactive Software Corp. (GT Interactive), on January 25, 1999, filed suit against the Company for various claims arising from the distribution agreements between GT Interactive and the Company. The Company subsequently terminated GT Interactive as a distributor and initiated several counter claims. The settle-ment of all litigation and disputes requires payment of $8,500,000 to GT Interactive which was accrued at June 30, 1999. In addition, the Company incurred $2,525,000 of professional and legal expense relating to this litigation. The total litigation and settlement costs were $11,025,000 ($6,836,000 or $.18 per share, after-tax). This settlement allows the Company to sell its home video games directly into international markets beginning in fiscal 2000.

NOTE 13: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Summarized quarterly financial information for fiscal 1999 and 1998 are as follows:


(in thousands, except                   Sept. 30,            Dec. 31,          Mar. 31           June 30,
per share amounts)                        1998(2)              1998             1999             1999(1)
------------------------------------------------------------------------------------------------------------
Fiscal 1999 Quarters
  Revenues                                $89,339            $125,661        $80,330             $ 56,465
  Gross profit                             49,227              59,983         32,426               18,173
  Research and development
    expense                                15,748              22,458         17,210               20,593
  Net income (loss)                         9,807              10,690          1,056              (15,406)
  Basic and diluted net
  income (loss) per share                 $   .26            $    .29        $   .03             $   (.40)
------------------------------------------------------------------------------------------------------------
  Average number of shares
    outstanding                            37,648              37,145         37,546               38,051
------------------------------------------------------------------------------------------------------------

(1) The June 30, 1999 quarter includes settlement of litigation and restructuring charges of $13,767,000 as well as other unusual charges of $3,481,000, primarily relating to inventory writedowns, which total $17,248,000 and increased net loss by $10,694,000, net of tax, ($.28 per share).
(2) The September 30, 1998 quarter includes a credit of $4,225,000 from the recovery of prior year overcharges from certain coin-operated game parts suppliers. Net income increased by $2,620,000, net of tax, from that credit ($.07 per share).

----------------------------------------------------------------------------------------------------------------------
(in thousands, except                           Sept. 30,           Dec. 31,            Mar. 31,           June 30,
per share amounts)                                   1997               1997                1998               1998
----------------------------------------------------------------------------------------------------------------------
Fiscal 1998 Quarters
  Revenues                                       $ 73,740           $125,057            $ 94,347           $ 98,086
  Gross profit                                     35,111             63,700              43,369             47,919
  Research and development
    expense                                        14,123             17,952              17,334             18,068
  Net income                                        7,235             18,382               7,007              9,498
  Basic and diluted net
  income per share                               $    .19           $    .48            $    .18           $    .25
----------------------------------------------------------------------------------------------------------------------
  Average number of shares
  outstanding                                      38,500             38,500              38,500             38,422
----------------------------------------------------------------------------------------------------------------------