Form 10-K405, Exhibit 13
period 2000-06-30
MIDWAY GAMES INC
filed 2000-09-26
CIK 1022080

                                                                      EXHIBIT 13

                 PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS



SELECTED FIVE-YEAR FINANCIAL DATA

(In thousands, except per share amounts)


------------------------------------------------------------------------------------------------------------------------------------
SELECTED STATEMENT OF INCOME DATA  June 30,                      2000             1999           1998         1997        1996(3)
------------------------------------------------------------------------------------------------------------------------------------
Revenues
     Home video                                           $   229,691       $  217,890      $ 229,732   $  219,912    $  154,102
     Coin-operated video                                      104,174          133,905        161,498      168,314        91,321
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                333,865          351,795        391,230      388,226       245,423
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                  148,233          159,809        190,099      166,819       105,367
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                       (20,881)           8,328(2)      65,075       60,533        40,494
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before tax and extraordinary credit             (19,580)(1)        9,914         68,022       62,663        40,765
(Provision) credit for income taxes                             7,539           (3,767)       (25,900)     (23,812)      (15,536)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary credit                     (12,041)           6,147         42,122       38,851        25,229
Extraordinary gain on early extinguishment of debt, net            --               --             --        3,044            --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $   (12,041)(1)   $    6,147(2)   $  42,122   $   41,895    $   25,229
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted per share of common stock
     Income (loss) before extraordinary credit            $      (.32)      $      .16      $    1.10   $     1.06    $      .76
------------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                    $      (.32)(1)   $      .16(2)   $    1.10   $     1.14    $      .76
------------------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding                           37,869           37,597         38,481       36,800        33,400
------------------------------------------------------------------------------------------------------------------------------------

Selected Balance Sheet Data
Total assets                                              $   186,575       $  219,259      $ 227,423   $  214,318    $  118,262
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                               100,543          120,039        118,286       86,310       (11,618)(4)
------------------------------------------------------------------------------------------------------------------------------------
Dividend notes payable                                             --               --             --           --        50,000
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                     --               --             --           --         7,863
------------------------------------------------------------------------------------------------------------------------------------
Stockholder's net investment                                       --               --             --           --         5,488
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                          160,355          177,576        176,649      140,768            --
------------------------------------------------------------------------------------------------------------------------------------

(1) Fiscal 2000 loss before tax provision includes fourth quarter charges related to market conditions and asset realization of $25,979,000 or on an after-tax basis $16,151,000 ($.43 per share) which created the net loss for the year. See Note 13 to the financial statements.

(2) Fiscal 1999 operating income includes charges for settlement of litigation, restructuring and other unusual items of $13,023,000 which reduced net income on an after-tax basis by $8,074,000, $ .21 per share.

(3) Includes the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation on March 29, 1996.

(4) In fiscal 1996 the Company operated under its former parent company central cash management system whereby excess cash was remitted to its former parent.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below contains certain forward looking statements concerning future business conditions and the outlook for the Company based on currently available information that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements as a result of certain risks and uncertainties, including, without limitation, the financial strength of the amusement games industry, dependence on new product introductions and the ability to maintain the scheduling of such introductions, technological changes, dependence on dedicated platform manufacturers and other risks more fully described under "Business-Risk Factors" in the Company's Annual Report on Form 10-K. Company means Midway Games Inc. and its subsidiaries.

OVERVIEW
Since its incorporation in 1988 through the date of the initial public offering, Midway Games Inc. ("Midway") was a wholly-owned subsidiary of WMS Industries Inc. ("WMS"). Immediately prior to the initial public offering, Midway effectuated a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding.
         On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock at $20.00 per share. This transaction reduced WMS' ownership in Midway to 86.8%. Net proceeds to Midway from the initial public offering were $93,385,000. The dividend notes payable to WMS of $50,000,000 and all advances from WMS then outstanding were paid with part of the proceeds of the offering.
         On April 6, 1998, WMS completed the spin-off of its remaining 86.8% ownership interest of 33,400,000 shares of Midway. The spin-off was completed by means of a tax free pro rata distribution of the Midway shares to the WMS stockholders.
         The Company and WMS entered a Manufacturing and Services Agreement in 1996 under which WMS provided contract manufacturing of coin-operated video games and several other services to the Company. Effective April 6, 1998, in connection with the spin-off of the Company by WMS, the 1996 agreement was terminated and the Company entered into several agreements with WMS under which WMS, among other things, performs contract manufacturing of coin-operated video games and provides information technology services to certain parts of the Company. In addition, under a separate agreement, the Company provided selling and marketing services for the WMS pinball products which was terminated in fiscal 2000. These agreements provide for products or services on an arm's length basis. See Note 3 to the financial statements regarding termination of the three agreements. The overall cost structure of the Company, has not been materially different in fiscal 2000 or fiscal 1999 from that experienced by the Company under the 1996 Manufacturing and Services Agreement with WMS.
         During the second half of fiscal 2000 the Company was adversely impacted by the home video game platform transition. The industry is shifting from 32 and 64-bit platforms to 128-bit next generation platforms. During a platform transition, the number of video games sold declines and consumer demand shifts toward value priced video games for the older platforms. Publishers reduce selling prices of home video games to the retailers, which disproportionately reduces profit margins to the publisher. At the same time product development expense increases because it takes 18 to 24 months to create video games that will be sold as the three next generation platform sales ramp up in fiscal 2002. The platform transition is expected to continue through the summer of 2001, which creates a very challenging business condition for Midway in fiscal 2001.

FINANCIAL CONDITION
Cash provided by operating activities before changes in operating assets and liabilities was $24,157,000 in fiscal 2000 and $25,548,000 in fiscal 1999. Although fiscal 2000 had a net loss of $12,041,000, cash provided by operating activities before changes in operating assets and liabilities did not change significantly from the previous year because of the addback of the large non-cash items.
         The changes in the operating assets and liabilities, as shown in the consolidated statements of cash flows, resulted in a cash outflow of $24,814,000 in fiscal 2000 and $1,706,000 in fiscal 1999. The fiscal 2000 outflow was primarily due to reduced accounts payable and accruals balances and increased prepaid income taxes. The fiscal 1999 outflow was primarily due to outflows from increased inventory and prepaid income taxes, partially offset by inflow from lower receivables.
         Cash used for investing activities in fiscal 2000 for the purchase of property and equipment was $11,273,000. Cash provided by investing activities in fiscal 1999 was $6,788,000 and was from the sale of short-term investments offset by cash used for the purchase of property and equipment of $5,212,000.
         Cash used by financing activities was $5,595,000 in fiscal 2000 compared to $5,220,000 in fiscal 1999. Cash received in fiscal 2000 from the exercise of common stock options for 136,303 shares was $1,125,000. In fiscal 1999, $7,810,000 of cash was received from the sale of 1,000,000 shares of common stock, net of issuance cost. In fiscal 2000, $6,720,000 of cash was used in the purchase of treasury shares compared with $13,030,000 in fiscal 1999.
         See the Consolidated Statements of Cash Flows on page 12 for further details of cash flow items.
         The home video business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, certain platform manufacturers that manufacture home video games for the Company require letters of credit for the full purchase price at the time a purchase order is accepted.
         At June 30, 2000, the Company had completed the repurchase of 1,928,500 shares of its common stock as authorized by the Board of Directors.
         In September 2000, the Company replaced the existing line of credit with a new line of credit for $55,000,000 that provides for borrowings and letters of credit. The revolving credit agreement extends to September 2001 and contains certain financial requirements described in Note 7. There were no borrowings under the credit line at June 30, 2000 and $106,000 of letters of credit were outstanding. Management believes that cash and cash equivalents, cash flow from operations and amounts available under the line of credit will be adequate to fund the anticipated levels of inventories, accounts receivable, and commitments as described in Note 11 required in the operation of the business and the Company's other presently anticipated needs for the 2001 fiscal year.

RESULTS OF OPERATIONS
The following table sets forth for the years indicated certain items in or derived from the Company's statements of income expressed as a percentage of revenues:

--------------------------------------------------------------------------------
June 30,                                             2000       1999      1998
--------------------------------------------------------------------------------
Revenues
     Home video                                      68.8%      61.9%     58.7%
     Coin-operated video                             31.2%      38.1%     41.3%
--------------------------------------------------------------------------------
Total revenues                                      100.0%     100.0%    100.0%
Cost of sales                                        55.6%      54.6%     51.4%
--------------------------------------------------------------------------------
Gross profit                                         44.4%      45.4%     48.6%
Research and development
     expense                                         26.8%      21.6%     17.3%
Selling expense                                      17.0%      12.3%      9.8%
Administrative expense                                6.6%       5.2%      4.9%
Restructuring expense                                 0.3%       0.8%       --
Litigation and settlement expense                      --        3.1%       --
--------------------------------------------------------------------------------
Operating income (loss)                              (6.3%)      2.4%     16.6%
Interest income and other expense, net                0.4%       0.4%      0.8%
--------------------------------------------------------------------------------
Income (loss) before tax                             (5.9%)      2.8%     17.4%
Credit (provision) for income taxes                   2.3%      (1.1%)    (6.6%)
================================================================================
Net income (loss)                                    (3.6%)      1.7%     10.8%
--------------------------------------------------------------------------------

Fiscal 2000 Compared with Fiscal 1999

Revenues decreased $17,930,000 or 5.1% from $351,795,000 in fiscal 1999 to $333,865,000 in fiscal 2000.
         Home video game revenues increased $11,801,000 or 5.4% from $217,890,000 in fiscal 1999 to $229,691,000 in fiscal 2000. The increase in home video game revenues was primarily due to sales by the Company outside of North America, primarily Europe, for the first time and unit sales for the next generation Sega Dreamcast platform introduced in September 1999 offset, in part, by lower unit sales for the Nintendo 64 platform and a weak market and lower sales prices for video games for all platforms in the second half of fiscal 2000. Home video game revenues in fiscal 2000 include a reduction to revenues of $7,175,000 for a provision for abnormal retail price support.
         Home video game gross profit increased $1,631,000 from $115,432,000 (53.0% of related revenues) in fiscal 1999 to $117,063,000 (51.0% of related revenues) in fiscal 2000. Home video game cost of sales in fiscal 2000 includes a charge of $7,028,000 for inventory write-downs. Home video game gross profit percentage decreased because of the reduction to revenues and the inventory write-down mentioned above.
         Coin-operated video game revenues decreased $29,731,000 or 22.2% from $133,905,000 in fiscal 1999 to $104,174,000 in fiscal 2000. The decrease in coin-operated video game revenues was primarily due to weak market conditions for new coin-operated games and the lack of exceptionally interesting games introduced during the fiscal year. It is believed that the weak market conditions is primarily due to reduced player interest in coin-operated games because of the increase in entertainment alternatives available to potential video game players.
         Coin-operated video game gross profit decreased $13,207,000 or 29.8% from $44,377,000 (33.1% of related revenues) in fiscal 1999 to $31,170,000
(30.0% of related revenues) in fiscal 2000, primarily due to lower revenues in fiscal 2000. Coin-operated video game gross profit was decreased by $1,907,000 in fiscal 2000 and $2,229,000 in fiscal 1999 for inventory write-downs.
         Research and development expenses increased $13,379,000 or 17.6% from $76,009,000 (21.6% of revenues) in fiscal 1999 to $89,388,000 (26.8% of revenues) in fiscal 2000. The increased research and development expense is primarily due to the development of additional home video games for the new platforms being introduced in the future by the platform manufacturers. During the fourth quarter of fiscal 2000, prepaid development cost of $5,598,000 was written-off due to the discontinuance of certain home video games in development or because development costs were in excess of current market realization.
         Selling expense increased $13,461,000 or 31.1% from $43,264,000 (12.3%
of revenues) in fiscal 1999 to $56,725,000 (17.0% of revenues) in fiscal 2000. The increase in selling expense was primarily from a higher level of advertising expense based on an expected increase in sales volume that did not occur and an increase in marketing staff. The fiscal 2000 selling expense was also increased by $2,853,000 for the write-down of the unamortized PC distribution agreement acquired in 1998.
         Administrative expense increased $3,563,000 or 19.3% from $18,441,000 (5.2% of revenues) in fiscal 1999 to $22,004,000 (6.6% of revenues) in fiscal 2000 primarily due to opening a foreign sales office and computer related development projects.
         Restructuring expense in fiscal 2000 was $997,000 and represents cost of employee severance. The restructuring primarily further reduces certain functions through the combining of similar activities formerly conducted at different locations.
         Operating loss was $20,881,000 in fiscal 2000. Fiscal 1999 had operating income of $8,328,000 (2.4% of revenues). The fiscal 2000 operating loss adjusted for unusual charges mentioned above and further described in Note 13 results in operating income of $4,677,000 (1.4% of revenues). Fiscal 1999 includes unusual charges totaling $13,024,000 from litigation and settlement costs and restructuring expenses net of a credit from a cost overcharge recovery.
         The credit (provision) for income taxes reflects federal, state and foreign income taxes and resulted in an effective rate of 38.5% in fiscal 2000 and 38.0% in fiscal 1999.
         Net loss was $12,041,000, $(.32) per share, in fiscal 2000. Net income was $6,147,000, $ .16 per share, in fiscal 1999. Fiscal 2000 net loss includes after tax charges of $16,151,000 or $.43 per share for unusual items. Fiscal 1999 includes after tax net charges of $8,074,000 or $.21 per share for the net unusual items described above. See Note 13 for unusual items.

Fiscal 1999 Compared with Fiscal 1998

Revenues decreased $39,435,000 or 10.1% from $391,230,000 in fiscal 1998 to $351,795,000 in fiscal 1999.
         Home video game revenues decreased $11,842,000 or 5.2% from $229,732,000 in fiscal 1998 to $217,890,000 in fiscal 1999. The decrease in home video revenues was primarily due to a reliance on third party designed games that were favorably reviewed but did not do well in the market place and a reduced number of home games converted from coin-op games that generally have higher sales. Home video game gross profit was $115,432,000 (53.0% of related revenues) in fiscal 1999 compared to $124,777,000 (54.3% of related revenues) in fiscal 1998.
         Coin-operated video game revenues decreased $27,503,000 or 17.1% from $161,498,000 in fiscal 1998 to $133,905,000 in fiscal 1999. The decrease in coin-operated video game revenues was primarily from a reduced number of sit down driving games in the product mix and a sharp decrease in demand, during the latter part of fiscal 1999, for games that incorporate guns or a shooting theme.
         Coin-operated video game gross profit decreased $20,945,000 or 32.1% from $65,322,000 (40.4% of related revenues) in fiscal 1998 to $44,377,000
(33.1% of related revenues) in fiscal 1999, primarily due to lower revenues and lower margins on coin-operated games sold during fiscal 1999 and an unusual inventory write down of $2,229,000.
         Research and development expenses increased $8,532,000 or 12.6% from $67,477,000 (17.3% of revenues) in fiscal 1998 to $76,009,000 (21.6% of revenues) in fiscal 1999. The increase is due in part to an increased number of internal game development teams and in part to additional externally developed home video games released during fiscal 1999.
         Selling expense increased $4,976,000 or 13.0% from $38,288,000 (9.8% of revenues) in fiscal 1998 to $43,264,000 (12.3% of revenues) in fiscal 1999. The increase was primarily due to increased level of advertising for NFL Blitz home video game.
         Administrative expense decreased $818,000 or 4.2% from $19,259,000 (4.9% of revenues) in fiscal 1998 to $18,441,000 (5.2% of revenues) in fiscal 1999.

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

-----------------------------------------------------------------------
Calendar Period                                 High          Low
-----------------------------------------------------------------------
1998
Third Quarter                               $    17 1/8    $    9 3/8
Fourth Quarter                                  13 1/16             9
-----------------------------------------------------------------------
1999
First Quarter                               $   11 5/16    $    7 5/8
Second Quarter                                 12 15/16        8 1/16
Third Quarter                                    16 1/2       10 7/16
Fourth Quarter                                   24 7/8       15 9/16
-----------------------------------------------------------------------
2000
First Quarter                               $  23 11/16    $ 12 11/16
Second Quarter                                   14 3/8        6 1/16
Third Quarter (through August 18, 2000)          10 1/2             8
-----------------------------------------------------------------------

No cash dividends with respect to the common stock were declared or paid during fiscal 2000 or 1999. The payment of future cash dividends will depend upon, among other things, earnings, anticipated expansion and capital requirements and the financial condition of the Company.
         At August 18, 2000, there were approximately 1,193 holders of record of the Company's common stock.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Midway Games Inc.

We have audited the accompanying consolidated balance sheets of Midway Games Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midway Games Inc. and subsidiaries at June 30, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
Chicago, Illinois
August 22, 2000, except for
Note 7 as to which the date is
September 20, 2000

CONSOLIDATED BALANCE SHEETS

(In thousands)

-------------------------------------------------------------------------------------------------------------------
June 30,                                                                             2000                 1999
-------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                                                       $  34,093            $  51,546
Receivables, less allowances of $5,855 in 2000 and $4,954 in 1999                  25,398               46,244
Income taxes receivable                                                            21,255                7,272
Inventories
     Raw materials and work in progress                                             7,907                9,437
     Finished goods                                                                19,621               22,841
-------------------------------------------------------------------------------------------------------------------
                                                                                   27,528               32,278
Deferred income taxes                                                               5,250                9,132
Other current assets                                                               11,519               10,757
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                              125,043              157,229

Property and equipment, net                                                        18,031               10,228
Excess of purchase cost over amount assigned to net assets acquired, net           37,385               41,307
Other assets                                                                        6,116               10,495
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                    $ 186,575            $ 219,259
===================================================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                                                $   8,959            $  13,457
Accrued compensation and related benefits                                           4,015                5,601
Accrued litigation settlement                                                        --                  8,500
Accrued royalties                                                                   5,080                2,210
Other accrued liabilities                                                           6,446                7,422
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          24,500               37,190

Deferred income taxes                                                               1,720                4,493

Stockholders' equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued            --                   --
Common stock, $.01 par value, 100,000,000 shares
       authorized, shares issued-38,886,303 in 2000 and 38,750,000 in 1999            389                  388
Additional paid-in capital                                                         98,061               96,407
Retained earnings                                                                  78,123               90,164
===================================================================================================================
                                                                                  176,573              186,959
Translation adjustment                                                               (115)                --
Treasury stock, at cost-1,178,500 shares in 2000 and 713,000 shares in 1999       (16,103)              (9,383)
-------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                        160,355              177,576
-------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                      $ 186,575            $ 219,259
===================================================================================================================

See notes to financial statements

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

--------------------------------------------------------------------------------------------------------------------------
Years Ended June 30,                                                      2000               1999               1998
--------------------------------------------------------------------------------------------------------------------------
Revenues
      Home video                                                       $ 229,691          $ 217,890          $ 229,732
      Coin-operated video                                                104,174            133,905            161,498
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                                           333,865            351,795            391,230
Cost of Sales
      Home video                                                         112,628            102,458            104,955
      Coin-operated video                                                 73,004             89,528             96,176
--------------------------------------------------------------------------------------------------------------------------
Total cost of sales                                                      185,632            191,986            201,131
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             148,233            159,809            190,099

Research and development expense                                          89,388             76,009             67,477
Selling expense                                                           56,725             43,264             38,288
Administrative expense                                                    22,004             18,441             19,259
Restructuring expense                                                        997              2,742                 --
Litigation and settlement expense                                             --             11,025                 --
--------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                  (20,881)             8,328             65,075

Interest income and other expense, net                                     1,301              1,586              2,947
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before tax                                                 (19,580)             9,914             68,022

(Provision) credit for income taxes                                        7,539             (3,767)           (25,900)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $ (12,041)         $   6,147          $  42,122
==========================================================================================================================

Basic and diluted net income (loss) per share of common stock          $    (.32)         $     .16          $    1.10
Average number of shares outstanding                                      37,869             37,597             38,481
==========================================================================================================================

See notes to financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

                                                Common Stock
                                                ------------
                                                                  Additional                 Treasury      Cumulative      Total
                                             Number       Par       Paid-In     Retained      Stock,      Translation  Stockholders'
                                           of Shares     Value      Capital     Earnings      At Cost      Adjustment      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                      38,500    $   385     $ 98,488    $ 41,895            --          --      $ 140,768
Net income                                                                        42,122                                   42,122
Purchase of treasury stock (463,200 shares)                                                    $(6,241)                    (6,241)
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                      38,500        385       98,488      84,017        (6,241)         --        176,649
Net income                                                                         6,147                                    6,147
Purchase of treasury stock (999,800 shares)                                                    (13,030)                   (13,030)
Sale of common stock                             250          3        1,807                                                1,810
Treasury shares sold pursuant to employee
     incentive plan (750,000 shares)                                  (3,888)                    9,888                      6,000
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                      38,750        388       96,407      90,164        (9,383)         --        177,576
Net loss                                                                         (12,041)                                 (12,041)
Translation adjustment                                                                                      $ (115)          (115)
                                                                                                                        ---------
Comprehensive loss                                                                                                        (12,156)
Purchase of treasury stock (465,500 shares)                                                     (6,720)                    (6,720)
Exercise of common stock options                 136          1        1,124                                                1,125
Stock option expense                                                     156                                                  156
Tax benefit from exercise of common stock
   options                                                               374                                                  374
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000                      38,886    $   389     $ 98,061    $ 78,123      $(16,103)     $ (115)     $ 160,355
====================================================================================================================================

See notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

-----------------------------------------------------------------------------------------------------------------------------------
Years  Ended June 30,                                                                         2000          1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                      $   (12,041)   $    6,147   $     42,122
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:
     Depreciation and amortization                                                           9,705        10,840          8,913
     Receivables provision                                                                  24,854        12,668         16,872
     Deferred income taxes                                                                   1,109        (4,107)         2,210
     Stock option expense                                                                      156            --             --
     Tax benefit from exercise of common stock options                                         374            --             --
     Increase (decrease) resulting from changes in operating assets and liabilities:
         Receivables                                                                        (4,182)       27,286        (48,593)
         Inventories                                                                         4,445        (8,999)         4,679
         Other current assets                                                                 (497)       (1,150)        (5,278)
         Accounts payable and accruals                                                     (12,852)       (4,130)        (8,509)
         Income taxes                                                                      (13,788)       (9,852)        (1,286)
         Other assets and liabilities not reflected elsewhere                                2,060        (4,861)        (9,685)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by operating activities                                              (657)       23,842          1,445

INVESTING ACTIVITIES
Purchase of property and equipment                                                         (11,273)       (5,212)        (4,530)
Payment on prior year acquisition                                                               --            --        (14,400)
Net change in short-term investments                                                            --        12,000         (2,000)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                                           (11,273)        6,788        (20,930)

FINANCING ACTIVITIES
Cash received on exercise of common stock options                                            1,125            --             --
Net proceeds from sale of common stock                                                          --         7,810             --
Purchase of treasury stock                                                                  (6,720)      (13,030)        (6,241)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by financing activities                                                     (5,595)       (5,220)        (6,241)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                         72            --             --
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                           (17,453)       25,410        (25,726)
Cash and cash equivalents at beginning of year                                              51,546        26,136         51,862
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $    34,093    $   51,546   $     26,136
===================================================================================================================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS
Midway Games Inc. ("Midway") and its subsidiaries (the "Company") operates in one operating segment, the design and distribution of coin-operated video games and publishing, licensing and distribution of home video games (the "Video Game Business"). Coin-operated video games are sold to distributors worldwide who sell them to operators and arcades. Home video games are sold to mass merchants, video rental retailers, and entertainment software distributors. Prior to July 1, 1999, the Company participated in markets outside North America through licensing and distribution agreements with third parties but in fiscal 2000 it began selling its home video games on a worldwide basis. Consumers buy or rent the home video games to use on game systems (Nintendo, Sony and Sega).

NOTE 2: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation and Relationship with WMS Industries Inc. ("WMS")
Since its incorporation in 1988 through July 1, 1996 the Company was the primary subsidiary in which WMS conducted the coin-operated video games business. From July 1, 1996 through April 6, 1998, the date of the Midway spin-off from WMS, the Company was the only WMS subsidiary in the coin-operated and home video games business. Subsequent to April 6, 1998, Midway began operating on a stand-alone basis and all transactions with WMS have been at arm's length.
         The consolidated income statement for fiscal 1998, through April 6, 1998, includes transfers and allocations of costs and expenses from WMS or other WMS subsidiaries primarily for activities relating to the Midway coin-operated video games business. Cost of sales includes material, labor and labor fringes transferred from the other WMS subsidiaries at cost based on the standard cost of material adjusted to estimated actual using engineered bills of material and actual labor with standard labor fringes applied. Cost of sales also includes allocations of manufacturing overhead cost incurred in the production of coin-operated video games for the Company. Research and development expense includes allocations for certain shared facilities and personnel. Selling and administrative expenses include certain allocations relating to general management, treasury, accounting, human resources, insurance and selling and marketing. These allocations were determined by using various factors such as dollar amount of sales, number of personnel, square feet of building space, estimates of time spent to provide services and other appropriate costing measures. In the opinion of management these transfers of cost of sales and allocations are made on a reasonable basis to properly reflect the share of costs incurred by WMS on behalf of the Company.
         The results of operations for fiscal 1998 may not necessarily be representative of results that would have been attained if the Company operated as a separate independent entity.

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

Excess of Purchase Cost Over Amount Assigned to Net Assets Acquired (Goodwill)
Goodwill of $37,385,000 and $41,307,000 at June 30, 2000 and 1999, respectively,
(net of accumulated amortization of $16,615,000 and $12,693,000 at June 30, 2000 and 1999, respectively) arising from prior year acquisitions is being amortized by the straight-line method over 15 to 20 years.

Long-Lived Assets
The Company performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Intellectual Properties Licenses
Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed and the Company fulfills its obligation, if any, under the agreement. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenues primarily from home video game activities, for fiscal 2000, 1999 and 1998 was $2,569,000, $4,116,000 and
$2,572,000, respectively.

Consolidation Policy
The consolidated financial statements include the accounts of Midway and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Home and Coin-operated Video Game Revenues
Home and coin-operated video game revenues are recorded when products are delivered to customers. An allowance for home video game returns, discounts, and price adjustments is also recorded based upon management's evaluation of historical experience as well as current industry trends.

Advertising Expense
The cost of advertising is charged to earnings as incurred and for fiscal 2000, 1999 and 1998 was $37,984,000, $27,272,000 and $22,732,000, respectively.

Sales to customers located outside the United States and Sales to Major Customers Sales to customers located outside the United States were $45,365,000, $35,582,000 and $42,900,000 for fiscal 2000, 1999 and 1998, respectively. Sales of home video games to two mass merchants during fiscal 2000 were $40,912,000 and $35,014,000 and in fiscal 1999 were $41,539,000 and $38,183,000, and to one mass merchant in fiscal 1998 was $48,914,000.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3: TRANSACTIONS WITH WMS
         The Company has been charged for the specific production costs, excluding manufacturing overhead, of the coin-operated video games produced by a subsidiary of WMS that totaled $62,416,000 in the period to April 6, 1998. In addition, certain other costs have been allocated to the Company based on the various factors noted in Note 2. Charges to the Company from WMS and WMS subsidiaries for the allocations in the period to April 6, 1998 were: manufacturing overhead $ 5,366,000, research and development expense $469,000, selling expense $1,477,000 and administrative expense $1,613,000.

         The Company entered into a Manufacturing and Services Agreement with WMS in 1996 under which WMS and its subsidiaries agreed to continue performing contract manufacturing for coin-operated video games for Midway as well as providing general management, financial reporting, and treasury services to the Company and general management, accounting, human resources and selling and marketing services to Midway. The Company was expected to purchase materials and WMS subsidiaries manufactured the coin-operated video games charging actual labor with labor fringes and manufacturing overhead allocated. The labor fringes, manufacturing overhead and other services provided were allocated based on the various factors noted in Note 2.
         Effective April 6, 1998, in connection with the spin-off mentioned in
Note 2, the 1996 agreement was terminated and the Company entered into several agreements with WMS under which WMS, among other things, performs contract manufacturing and provides information technology services to certain parts of the Company. In addition, under a separate agreement, the Company provided selling and marketing services for the WMS pinball products. These agreements provide for prices for products or services on an arm's length basis. The overall cost structure of the Company has not been materially different in fiscal 1999 and 2000 from that experienced by the Company under the prior Manufacturing and Services Agreement with WMS.

         The selling and marketing services agreement mentioned above was terminated during fiscal 2000 when WMS discontinued the pinball products business. The contract manufacturing agreement mentioned above is expected to be terminated as of September 30, 2000 when the Company intends to use other contract manufacturer vendors for the production of coin-operated video games. The information technology services are expected to be phased out over the next eighteen months when the Company develops its own.
         See Note 6 for income tax allocations.

NOTE 4:  OTHER ASSETS
         At June 30, 2000 other assets include receivables from two officers totaling $1,484,000. Pursuant to his employment contract $984,000 of advances were made to the president of Midway for a bonus accrued during the first six months of fiscal year 2000. The accrued bonus was reversed in the second six months of fiscal year 2000. The receivable is expected to be extinguished by future bonus accrual. In March 2000 a $500,000 loan was made to the executive vice president of publishing in connection with the relocation of his residence. The loan is due in March 2005, accumulates interest at 6%, is collateralized by a junior mortgage on the house and certain advance payments are required from future bonuses.

NOTE 5: PROPERTY AND EQUIPMENT
At June 30 net property and equipment were:

-------------------------------------------------------------------------------
(in thousands)                                           2000             1999
-------------------------------------------------------------------------------
Land                                              $     1,401      $        --
Leasehold improvements                                  4,601            3,473
Furniture, fixtures and engineering equipment          31,218           23,164
-------------------------------------------------------------------------------
                                                       37,220           26,637
Less accumulated depreciation                         (19,189)         (16,409)
-------------------------------------------------------------------------------
Net property and equipment                        $    18,031      $    10,228
===============================================================================

NOTE 6: INCOME TAXES
The results of the Company up to April 6, 1998, the date of the spin-off, have been included in the consolidated income tax returns of WMS; however, income taxes have been recorded based on a calculation of the income taxes that would have been incurred if the Company operated as an independent entity. WMS and the Company entered into a tax sharing agreement effective July 1, 1996 and ending on the spin-off date that requires a tax calculation, accrual and payment by the Company as if the Company was filing separate tax returns.
         Significant components of the provision (credit) for income tax for the years ended June 30 were:

---------------------------------------------------------------------------------------------------------
(in thousands)                                                    2000          1999         1998
---------------------------------------------------------------------------------------------------------
Current:
     Federal                                                 $    (8,510)    $    6,903    $  20,613
     State                                                          (707)           971        3,077
     Foreign                                                         195             --           --
---------------------------------------------------------------------------------------------------------
     Total current                                                (9,022)         7,874       23,690
Deferred:
     Federal                                                       1,168         (3,383)       1,996
     State                                                           (59)          (724)         214
---------------------------------------------------------------------------------------------------------
     Total deferred                                                1,109         (4,107)       2,210
Provision for tax benefits resulting from stock options              374             --           --
---------------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                          $    (7,539)    $    3,767    $  25,900
=========================================================================================================

Consolidated pre-tax loss includes $628,000 pretax income from foreign operations in fiscal 2000. The income tax provision (credit) differs from the amount computed using the statutory federal income tax rate for the years ended June 30 as follows:

---------------------------------------------------------------------------------------------------------
                                                                    2000           1999         1998
---------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                  (35.0)%         35.0%        35.0%
State income taxes, net of federal benefit                          (2.4)           1.6          3.1
Foreign sales corporation benefits                                    --             --          (.5)
Other, net                                                          (1.1)           1.4           .5
---------------------------------------------------------------------------------------------------------
                                                                   (38.5)%         38.0%        38.1%
=========================================================================================================

Deferred income taxes reflect the net tax effects of a loss carryforward and temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Significant components of the Company's deferred tax assets and liabilities at June 30 were:

--------------------------------------------------------------------------------
(in thousands)                                                2000         1999
--------------------------------------------------------------------------------
Deferred tax assets resulting from:
     Tax loss carryforward                                  $3,355     $     --
     Inventory valuation                                     1,474        3,360
     Accrued items not currently deductible                  1,355        3,385
     Receivable allowance                                    1,884        2,031
--------------------------------------------------------------------------------
Total deferred tax assets                                    8,068        8,776
--------------------------------------------------------------------------------
Deferred tax liabilities resulting from:
     Tax over book depreciation                              1,189          457
     Book over tax basis of domestic subsidiary              2,560        2,723
     Other                                                     789          957
--------------------------------------------------------------------------------
Total deferred tax liabilities                               4,538        4,137
--------------------------------------------------------------------------------
Net deferred tax assets                                     $3,530       $4,639
================================================================================

         During fiscal 2000 and 1999 income taxes paid were $4,654,000 and $17,726,000, respectively. During fiscal 1998 income taxes paid to WMS were $24,976,000. At June 30, 2000 the Company has a net operating loss carryforward of $7,976,000 for federal income tax purposes.

NOTE 7: LINE OF CREDIT
During fiscal 2000 the Company maintained a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. In September 2000 the Company replaced the existing line of credit with a new line of credit for $55,000,000 that provides for borrowings and letters of credit. The revolving credit agreement extends to September 19, 2001 and provides for a reduction in availability to $15,000,000 at March 31, 2001 with an increase in availability to $35,000,000 at June 30, 2001. The agreement requires, among other things, that the Company maintain a minimum level of stockholders' equity and a specified ratio of accounts receivable to amounts outstanding under the line of credit. Under certain conditions, the bank may require the Company to secure the line of credit by a pledge of its assets.

NOTE 8: PREFERRED STOCK AND COMMON STOCK OPTION PLANS
The preferred stock is issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.
         The Midway Rights Agreement became effective in 1998. Under the Rights Agreement, each share of Midway common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights are redeemable by the Company at $.01 per Right, subject to certain conditions, at any time and expire in 2007. The Rights are intended to assure fair shareholder treatment in any attempted takeover of the Company and to guard against abusive takeover tactics.
         Under the common stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2010. The plans authorized option grants on 7,750,000 shares of common stock to employees and under certain conditions to non-employee directors and consultants. The Compensation and Stock Option Committee of the Board of Directors has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant. At June 30, 2000, 7,614,000 shares of common stock were reserved for possible issuance for stock option plans.

         A summary of the status of the Company's stock option plans for the three years ended June 30, 2000 was as follows:
--------------------------------------------------------------------------------
                                                                     Weighted
                                               Shares                 average
                                                (000)          Exercise Price
--------------------------------------------------------------------------------
Outstanding at June 30, 1997                    1,810                  $20.00
Granted                                           475                   16.50
                                               ------
Outstanding at June 30, 1998                    2,285                   19.27
Granted                                         2,513                    8.43
Forfeited                                         (40)                  20.00
                                               ------
Outstanding at June 30, 1999                    4,758                   13.54
Granted                                         1,906                   11.78
Exercised                                        (136)                   8.25
Forfeited                                        (227)                  17.11
                                               ------
Outstanding at June 30, 2000                    6,301                   12.99
--------------------------------------------------------------------------------

The following summarizes information about stock options outstanding at June 30, 2000:

                                              Weighted Average
                                  Number          Remaining          Weighted
                               Outstanding    Contractual Life        Average
Range of Exercise Prices          (000)           in Years        Exercise Price
--------------------------------------------------------------------------------
 $ 7.00  - $ 10.628                2,507             8.2              $ 7.97
  11.50  -   16.5625               2,176             8.9               13.55
  20.00  -   23.125                1,618             6.4               20.02
                                   -----
   7.00  -   23.125                6,301             8.0               12.99
--------------------------------------------------------------------------------

At June 30, 2000 options for 4,075,000 shares were exercisable at a weighted average exercise price of $13.12 with a range of $8.00 to $20.00. At June 30, 1999 and 1998 options for 1,334,000 and 956,000 shares, respectively, were exercisable at an average exercise price of $19.39 and $19.41 per share, respectively. At June 30, 2000, 1,313,000 shares were available for future grants under the plans.

         The Company accounts for stock options for purposes of determining net income (loss) in accordance with APB Opinion No. 25. In fiscal 2000 an expense of $156,000 was recognized in conjunction with the stock option plans. SFAS No. 123 regarding stock option plans permits the use of APB Opinion No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes.
         Pro forma net (loss) income for fiscal 2000, 1999 and 1998 adjusted for the expense provision of SFAS No. 123 was $(21,183,000), $564,000 and $38,586,000, respectively, or $ (.56), $.02 and $1.00, respectively, per share of common stock.
         For pro forma calculations, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2000, 1999 and 1998, respectively: dividend yield of 0%, 0% and 0%; expected volatility of .70, .70 and .40; risk free interest rate of 6.15%, 5.95% and 5.65% and expected life of the option of 6 years, 6 years and 6 years.
         During fiscal 2000, 1999 and 1998 options granted had a weighted average pro forma fair market value using the Black-Scholes assumptions noted above of $7.93, $5.68 and $7.92 per share, respectively.

NOTE 9: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS
Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, and trade accounts receivable from the sale of games. By policy, the Company places its cash equivalents only in high credit quality securities and limits the amounts invested in any one security. At June 30, 2000, 53% of trade accounts receivable are from sales of coin-operated video games to the Company's distributors located primarily throughout the United States and Western Europe and, because of the number and geographic distribution, concentration is limited. Foreign sales of coin-operated video games are typically made in U.S. dollars and typically on the basis of a letter of credit. Sales outside the United States of home video games are in several currencies and foreign currency transaction loss was $598,000 for fiscal 2000. At times during the fiscal year accounts receivable from certain major home video game customers represent a significant amount of the accounts receivable then outstanding.
         Cash equivalents of $26,011,000 at June 30, 2000, which are designated available-for-sale, are recorded at cost which is equal to market and considered by management to be the fair value of these financial instruments.

NOTE 10: RESTRUCTURING EXPENSE
During fiscal 2000 the Company incurred $997,000 of restructuring expense ($618,000, $ .02 per share, after tax) for severance of 84 employees in coin-operated games sales and administration and in product development.

During fiscal 1999 the Company incurred $2,742,000 of restructuring expense ($1,700,000, $.05 per share, after tax) for severance of 53 employees and other costs. The restructuring reduced redundancies in sales, marketing, product development and administration in the Midway and Atari coin-operated business units. There were no adjustments to the fiscal 1999 accrual.

NOTE 11: COMMITMENTS
The Company leases certain warehouses, office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 2000 as follows:

--------------------------------------------------------------------------------
(in thousands)
--------------------------------------------------------------------------------
2001                                          $  2,755
2002                                             2,711
2003                                             2,083
2004                                             1,745
2005                                             1,335
Thereafter                                          62
--------------------------------------------------------------------------------
                                                10,691
Less sublease income                             3,495
--------------------------------------------------------------------------------
                                              $  7,196
================================================================================

         Rent expense for fiscal 2000, 1999 and 1998 was $2,686,000, $2,281,000, and $1,872,000, respectively, and was offset by sublease income of $703,000, $702,000 and $633,000 for fiscal 2000, 1999 and 1998, respectively. Aggregate future gross lease commitments of approximately $7,223,000 were guaranteed, prior to the acquisition of Atari Games, and continue to be guaranteed by its former parent company.

         The Company enters into license agreements for the use of intellectual property in specific video games or for a period of time. Certain of these agreements provide for advance payments or guarantee minimum payments of royalties. Future annual minimum payments due under the agreements for fiscal 2001, 2002, 2003 and thereafter were $3,365,000, $950,000 , $600,000 and $575,000, respectively.
The payments are expected to be recovered from the sale of video games using the license each year.

NOTE 12: LITIGATION SETTLEMENT
GT Interactive Software Corp. (GT Interactive), on January 25, 1999, filed suit against the Company for various claims arising from the distribution agreements between GT Interactive and the Company. The Company subsequently terminated GT Interactive as a distributor and initiated several counter claims. The settlement of all litigation and disputes required a payment of $8,500,000 to GT Interactive which was accrued at June 30, 1999 and paid in fiscal 2000. In addition, the Company incurred $2,525,000 of professional and legal expense relating to this litigation. The total litigation and settlement costs in fiscal 1999 were $11,025,000 ($6,836,000 or $.18 per share, after-tax). This settlement allowed the Company to sell its home video games directly into international markets beginning in fiscal 2000.

NOTE 13: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Summarized quarterly financial information for fiscal 2000 and 1999 are as follows:

(in thousands, except
per share amounts)                     Sept. 30,        Dec. 31,         Mar. 31,        June 30,
Fiscal 2000 Quarters                       1999            1999             2000          2000(1)
----------------------------------------------------------------------------------------------------
   Revenues                            $106,602        $147,594        $  54,945      $   24,724
   Gross profit (loss)                   55,488          78,725           17,963          (3,943)
   Research and development
      expense                            19,226          24,973           18,110          27,079
   Net income (loss)                     11,347          18,828          (11,481)        (30,735)
   Net income (loss) per share
      Basic                            $    .30        $    .50        $    (.30)     $     (.82)
      Diluted                               .29             .48               --              --
   Shares used in calculations
      Basic                              37,944          37,987           37,783          37,708
      Diluted                            38,776          39,487               --              --

(1) The June 30, 2000 quarter includes unusual charges that total $25,979,000 ($16,151,000 after tax or $.43 per share) for nonrecurring items related to market conditions and realization of asset evaluations. Revenues were reduced by $7,175,000 for a provision for abnormal retail price support, cost of sales increased by $8,935,000 for finished goods inventory write downs, research and development expense increased by $5,598,000 for home video games where development was discontinued or in excess or realization, selling expense includes a charge of $2,853,000 for accelerated amortization of the PC distribution agreement, restructuring costs of $997,000 were accrued and other expense includes $421,000 for the write down of certain investments.

(in thousands, except
per share amounts)                     Sept. 30,        Dec. 31,         Mar. 31,        June 30,
Fiscal 1999 Quarters                     1998(2)           1998             1999          1999(1)
----------------------------------------------------------------------------------------------------
   Revenues                             $89,339        $125,661          $80,330       $  56,465
   Gross profit                          49,227          59,983           32,426          18,173
   Research and development
      expense                            15,748          22,458           17,210          20,593
   Net income (loss)                      9,807          10,690            1,056         (15,406)
   Basic and diluted net
   income (loss) per share             $    .26        $    .29        $     .03       $    (.40)
   Average number of shares
      outstanding                        37,648          37,145           37,546          38,051

(1) The June 30, 1999 quarter includes settlement of litigation and restructuring charges of $13,767,000 as well as other unusual charges of $3,481,000, primarily relating to inventory writedowns, which total $17,248,000 and increased net loss by $10,694,000, net of tax, ($ .28 per share).
(2) The September 30, 1998 quarter includes a credit of $4,225,000 from the recovery of prior year overcharges from certain coin-operated game parts suppliers. Net income increased by $2,620,000, net of tax, from that credit ($ .07 per share).